Exhibit (a)(2)

POSITION STATEMENT

of

D.E Master Blenders 1753 N.V.

regarding the recommended cash offer by Oak Leaf B.V. for all issued and outstanding ordinary shares with a nominal value of EUR 0.12 in the capital of D.E Master Blenders 1753 N.V.

[—] June 2013

This document does not constitute an offer to sell, or any solicitation of any offer to buy or subscribe for any securities in D.E Master Blenders 1753 N.V.

This Position Statement has been published by D.E Master Blenders 1753 N.V. (DEMB or the Company) for the sole purpose of providing information to its Shareholders on the recommended public offer by Oak Leaf B.V. (the Offeror), a newly incorporated company that is wholly owned by a Joh. A. Benckiser led investor group (JAB), for all issued and outstanding ordinary shares in the capital of DEMB at an offer price of EUR 12.50 (cum dividend) in cash for each DEMB ordinary share (the Offer), as required pursuant to Article 18, paragraph 2, and Annex G of the Dutch Public Offers Decree (Besluit openbare biedingen Wft).

DEMB has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Position Statement and any other exhibits and annexes attached thereto, the Schedule 14D-9) with the U.S. Securities and Exchange Commission (the SEC). The Shareholders are strongly advised to read the Schedule 14D-9 because it contains important information that the Shareholders should consider before tendering their Shares. Shareholders may obtain a copy of the Schedule 14D-9 at no charge at the SEC’s website at www.sec.gov. In addition, the Offeror has filed a Tender Offer Statement on Schedule TO (together with the Offer Memorandum and any other exhibits and annexes attached thereto, the Schedule TO) with the SEC. The Shareholders are strongly advised to read the Schedule TO because it contains important information that the Shareholders should consider before tendering their Shares. Shareholders may obtain a copy of the Schedule TO at no charge at the SEC’s website at www.sec.gov.

In relation to the Offer, an extraordinary general meeting of shareholders of DEMB (the EGM) will be held at [—] hours CET on [31] July 2013 at [—], the Netherlands.

Copies of this Position Statement can be obtained free of charge via the website of DEMB (www.demasterblenders1753.com).

The information included in this Position Statement reflects the situation as of the date of this Position Statement. DEMB does not undertake any obligation to publicly release any revisions to this information to reflect events or circumstances after the date of this document, except as may be required by applicable securities laws or by any appropriate regulatory authority. DEMB accepts responsibility for the information contained in this Position Statement provided that the only responsibility that is accepted for information concerning the Offeror, JAB and the Offer is the assurance that such information is properly reported and reproduced from the Offer Memorandum.

The Position Statement may include “forward-looking statements” and language indicating trends, such as “expects,” “anticipates,” “projects” or “believes.” DEMB has based these forward-looking statements on its management’s current view with respect to future events and financial performance. These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events, and are inherently uncertain. Although DEMB believes that the assumptions upon which its respective financial information and its respective forward-looking statements are based are reasonable, it can give no assurance that these assumptions will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond DEMB’s control (such as political, economic or legal changes in the markets and environments in which DEMB does business), and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Offer, the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies, the risk that an Offer Condition may not be satisfied, the ability of DEMB to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the completion of the Offer, and other factors described in “Risk Factors” and “Forward Looking Statements” in DEMB’s Annual Report on Form 20-F for the fiscal year ended 30 June 2012 or reports on Form 6-K thereafter. Neither DEMB nor any of its advisers accept any responsibility for any financial information contained in this Position Statement relating to the business or operations or results or financial condition of DEMB or the DEMB group.

This Position Statement is governed by the laws of the Netherlands. The District Court of Amsterdam (Rechtbank Amsterdam) and its appellate courts shall have exclusive jurisdiction to settle any disputes which might arise out of or in connection with this Position Statement. Accordingly, any legal action or proceedings arising out of or in connection with this Position Statement may be brought exclusively in such courts.

Any capitalised terms in this Position Statement (other than in paragraph 9 (Fairness opinion Lazard), paragraph 10 (Fairness opinion Goldman Sachs) and paragraph 11 (Agenda Extraordinary General Meeting of Shareholders)) shall, unless otherwise defined in this Position Statement, have the meaning attributed to them in Section 4 (Definitions and interpretation) of the Offer Memorandum. Any reference in this Position Statement to defined terms in plural form shall constitute a reference to such defined terms in singular form, and vice versa. All grammatical and other changes required by the use of a definition in singular form shall be deemed to have been made herein and the provisions hereof shall be applied as if such changes have been made.

1.	INTRODUCTION

Dear Shareholder,

The EGM to be held at [—] hours CET on [31] July 2013 at [—], the Netherlands, is an important event for DEMB and its Shareholders. During this meeting you will, among other things, be informed about the Offer [and be able to vote, among other things, on the resolution to complete the Legal Merger, which merger is part of the Post-Closing Merger and Liquidation (see also paragraph 7)].

On 12 April 2013, the Offeror and DEMB jointly announced that they have reached conditional agreement in connection with a public offer by the Offeror for all issued and outstanding ordinary shares in the capital of DEMB (the Shares, and each a Share) at an offer price of EUR 12.50 (cum dividend) in cash for each Share.

In this Position Statement, the board of directors of DEMB (the Board) would like to address the background of the proposed transaction as well as its merits. As you will notice from the process described herein, the Board has given the Offer due and careful consideration.

2.	DECISION-MAKING PROCESS BY THE BOARD

This paragraph contains a description of certain important considerations for the Board’s decision-making process, including a description of material contacts between representatives of the Offeror and representatives of DEMB that resulted in the signing of the Merger Protocol. As a listed company, DEMB has regular contacts with its Shareholders. In that context, representatives of DEMB and representatives of JAB have been in regular contact as of July 2012.

On 12 June 2012, the Shares began trading on Euronext Amsterdam on an “if-and-when-issued” basis.

On 2 July 2012, Mr Peter Harf, a partner of JAB, contacted Mr Jan Bennink, the then-Chairman of the Board and currently CEO ad interim and non-executive member of the Board, and notified him that JAB, through its subsidiary JAB Forest B.V. (Forest), had acquired a stake in DEMB and that the acquisition of such stake would become public the following trading day.

On 3 July 2012, the AFM register of substantial shareholdings identified JAB as holding an indirect stake in DEMB totalling 12.19%.

Between 3 July 2012 and 6 July 2012, DEMB consulted Lazard B.V. (Lazard), DEMB’s lead financial advisor, and Goldman Sachs International (Goldman Sachs), DEMB’s financial adviser, and its legal advisor, Allen & Overy LLP (Allen & Overy) on JAB’s stakebuilding.

On 6 July 2012, Mr Bennink and Mr Michiel Herkemij, the then-CEO of DEMB, met in person with Messrs Harf and Olivier Goudet, partner of JAB. At the meeting, Messrs Harf and Goudet discussed JAB’s investment in DEMB. In addition, they stated that JAB would not increase its total holding above 20% and JAB was not seeking a board seat at DEMB. Messrs Bennink and Herkemij expressed that the Board considered a standstill agreement to be important. The JAB representatives responded that JAB was not willing to sign a standstill agreement as it preferred flexibility as to its shareholding. The parties agreed to schedule a call for the following week after the DEMB representatives had consulted with the full Board.

On 11 July 2012, Mr Bennink and Mr Goudet had a call, during which they discussed the opening of a dialogue between the Company and its Shareholder in order to clarify JAB’s intentions and agreed the timing of the follow-up meeting in person the next day.

On 12 July 2012, Messrs Bennink and Herkemij had a scheduled teleconference meeting with Mr Goudet. Mr Goudet indicated that JAB’s investment in DEMB was financial and confirmed that no additional Shares had been acquired. Furthermore, Mr Goudet stated that JAB had currently no intention to bid for or otherwise acquire the whole of DEMB. The representatives of DEMB again proposed that JAB and DEMB would enter into a standstill agreement, but the representatives of JAB reiterated that JAB did not intend to sign a standstill agreement although it would be transparent about its intentions going forward. The parties agreed to schedule a face-to-face meeting on 24 July 2012 to try to formulate a plan for future interaction between the Company and its Shareholder, and allow JAB - as a large Shareholder - to get to know DEMB’s management.

On 22 July 2012, Mr Goudet called Mr Bennink to inform him that JAB had agreed to acquire the U.S.-listed company, Peet’s Coffee & Tea Inc. (Peet’s Coffee).

On 24 July 2012, Mr Michiel Quarles van Ufford, a DEMB spokesperson, responded to the announcement of JAB’s acquisition of Peet’s Coffee, stating that there was no direct relationship between JAB’s minority stake in DEMB and the Peet’s Coffee acquisition. Ms Elke Neujahr, a JAB spokesperson, confirmed that there were no plans to combine the products or services of the two companies.

On 24 July 2012, Mr Herkemij, Mr Michel Cup, CFO of DEMB, and Goudet met in person. During this meeting, the representative of JAB, among other things, confirmed that JAB had no intention to increase its stake in DEMB at that point in time, but that JAB would like to remain flexible in respect of increasing and decreasing its stake in DEMB. Furthermore, Mr Goudet requested that DEMB management give a shareholders’ presentation to JAB after the announcement of DEMB’s 2012 fiscal year end results. DEMB agreed to hold a meeting to give this shareholders’ presentation in autumn 2012.

On 3 August 2012, Mr Goudet called Mr Bennink to inform him that JAB had increased its stake in DEMB to 13.1%.

On 20 August 2012, Mr Bennink met in person with Mr Goudet. During which meeting Mr Goudet confirmed that JAB considered its shareholding in DEMB of a financial nature and that JAB had no intention to launch a bid for JAB.

On 12 October 2012, Mr Goudet called Mr Bennink to inform him that JAB had increased its stake in DEMB to 14.46%.

On 13 and 14 October 2012, Messrs Herkemij, Cup and Goudet held calls to discuss the communication strategy if JAB were to increase its ownership stake beyond 15% in the near future. Given the fact that increasing a stake in a company listed on Euronext Amsterdam beyond the 15% threshold needed to be made public anyway, DEMB wanted to make sure that, while JAB had no intention to launch a bid for DEMB, the other Shareholders of DEMB and the market in general would not erroneously interpret JAB’s stakebuilding as a sign that a public offer would be imminent. The Board wanted to prevent that DEMB came into play on improper grounds and on the basis of inaccurate assumptions.

On 17 October 2012, JAB informed DEMB that JAB had increased its stake in DEMB to 15.05%.

On 18 October 2012, DEMB issued a press release announcing that it had noticed that JAB’s stake in DEMB had increased to 15.05%.

On 15 November 2012, representatives of JAB, including Messrs Harf, Goudet, and Bart Becht, a partner of JAB, attended a shareholders’ presentation on DEMB based on publicly available information conducted by members of DEMB’s senior management including Messrs Bennink, Herkemij, Cup, Tom Hansson, then consultant to DEMB and currently Head of Strategy of DEMB, and Robin Jansen, Vice President Investor Relations of DEMB.

As of January 2013, JAB determined to explore the possibility of a transaction to acquire 100% of the Shares and had preliminary discussions with potential equity sources to determine the feasibility of such a transaction.

Over the course of the following months, up to execution of the Merger Protocol, JAB engaged from time to time in discussions with the representatives of the Investors with respect to the terms of potential equity financing with respect to a possible transaction involving DEMB. In addition, as of mid-March 2013, representatives of JAB engaged in discussions with potential lenders regarding debt financing of a possible transaction involving DEMB and eventually entered into negotiations with respect to a senior facilities agreement to provide debt financing for the transaction (the SFA).

On 31 January 2013, Messrs Goudet and Bennink held a call during which they discussed a possible transaction in which JAB would acquire 100% of the Shares. During that call Mr Bennink expressed concerns regarding such a transaction and stated that DEMB’s preference was to remain independent, but at the same time noted that the Board would act in conformity with its fiduciary duties vis-à-vis all stakeholders of DEMB, including its Shareholders.

On 6 February 2013, Mr Goudet met with Mr Bennink, during which meeting Mr Goudet conveyed JAB’s interest in exploring a possible acquisition of all of the Shares at a price in the range of EUR 10.75 to EUR 11.25 per Share in cash on a fully diluted basis. Mr Bennink stated that, in his opinion, the Board would conclude that the indicated price range undervalued DEMB. The parties agreed to hold a follow-up meeting on 8 March 2013.

On 16 February 2013, Mr Goudet had a telephone conversation with Messrs Bennink and Norman Sorensen, non-executive member of the Board, during which Messrs Bennink and Sorensen stated that DEMB’s preference was to remain independent, but that at the same time the Board would act in conformity with its fiduciary duties vis-à-vis DEMB’s stakeholders, including its Shareholders. Mr Goudet indicated that JAB could offer a higher price than was suggested during the meeting on 6 February 2013. Messrs Bennink and Sorensen responded that they would consult with the Board. Mr Goudet notified the representatives of DEMB that JAB anyway intended to send a written proposal on 8 March 2013, if it had not received a response from DEMB by that time.

On 2 March 2013, Mr Goudet had a brief telephone conversation with Mr Bennink in which Mr Goudet asked for the status of the inquiries with the Board. Mr Bennink responded that the Board required more time to consider JAB’s proposal and respond adequately.

On 7 March 2013, Messrs Becht and Goudet had a telephone conversation with Messrs Bennink and Sorensen during which Messrs Becht and Goudet discussed JAB’s interest in exploring a possible acquisition of DEMB. Messrs Bennink and Sorensen stated that DEMB’s preference was to remain independent, and furthermore communicated that DEMB was cancelling the meeting which had been scheduled for 8 March 2013. Messrs Becht and Goudet stated that JAB still intended to press ahead with a proposal on a possible acquisition of DEMB, which proposal JAB expected to provide to DEMB the following day.

On 8 March 2013, representatives of JAB submitted a written non-binding unsolicited indication of interest to DEMB with respect to the acquisition of all of the Shares for a cash consideration of EUR 12.50 per Share on a fully diluted basis.

On 8 March 2013, the Board authorized the formation of a transaction committee consisting of Messrs Sorensen, Rob Zwartendijk, non-executive member of the Board, Bennink, Cup, Hansson, and Onno van Klinken, General Counsel and Corporate Secretary of DEMB (the Transaction Committee). The Transaction Committee was supplemented and supported by Lazard, Goldman Sachs and Allen & Overy.

On 10 March 2013, the Transaction Committee met in person to discuss the non-binding unsolicited indication of interest and next steps. The meeting was also attended by PricewaterhouseCoopers (PwC), DEMB’s tax advisor, Allen & Overy and Lazard.

On 10 March 2013, the full Board was updated on the recent developments regarding JAB’s non-binding proposal.

On 13 March 2013, in response to requests for clarifications from representatives of DEMB on the terms and conditions of this indication of interest, JAB submitted a written supplement to its 8 March 2013 indication of interest providing certain additional information regarding the proposed financing for the transaction and plans to maintain DEMB’s presence in the Netherlands following consummation of the proposed transaction. In this supplement, JAB reconfirmed its interest in proceeding with a transaction at a price of EUR 12.50 per Share. Following receipt of this supplement, representatives of DEMB indicated to representatives of JAB that DEMB would prefer a higher price.

On 14 March 2013, the full Board met in person to discuss the non-binding proposal and next steps. The meeting was also attended by PwC, Allen & Overy, Lazard and Goldman Sachs. JP Morgan, DEMB’s financial adviser, participated by telephone.

On 16 March 2013, after negotiations with DEMB, representatives of JAB indicated that, subject to the results of a due diligence review of DEMB, JAB would be willing to consider pursuing a transaction at a cash price of EUR 12.75 per Share. Subsequently, DEMB informed JAB that, on the basis of its most recent discussions with respect to price and non-financial terms and conditions and JAB’s supplemented written indication of interest, it was prepared to engage in negotiations with JAB on a potential recommended public offer for 100% of the Shares. However, any negotiations and a due diligence review of DEMB would be subject to JAB executing a customary confidentiality and standstill agreement.

On 17 March 2013, Allen & Overy provided a draft confidentiality and standstill agreement to Stibbe N.V. (Stibbe) and Skadden, Arps, Slate, Meagher & Flom LLP (Skadden). During the course of 18 and 19 March 2013, representatives of JAB and DEMB and their respective legal counsel negotiated the terms of the confidentiality and standstill agreement. On 20 March 2013, DEMB and Forest executed the confidentiality and standstill agreement.

From 20 March 2013 through 11 April 2013, representatives of JAB, Stibbe, Skadden and Ernst & Young LLP (E&Y), JAB’s accounting and tax adviser, as well as representatives of certain of the Investors, met in Amsterdam and New York, to conduct a due diligence review of DEMB.

Beginning on 20 March 2013, DEMB provided representatives of JAB, Stibbe, Skadden, E&Y and certain of the Investors with access to an electronic data room populated with various documents containing information regarding DEMB. Lazard also organized a series of meetings where information regarding DEMB was provided to representatives of JAB and their advisors and these representatives were provided an opportunity to ask questions to representatives of DEMB and its advisors. Review of information included in the data room, as well as information provided by DEMB during the meetings and through other means, continued until the execution of the Merger Protocol.

On 22 March 2013, Stibbe sent a draft merger protocol to Allen & Overy containing proposed terms and conditions for a public offer by JAB on DEMB.

On 26 March 2013, the Board held a telephone meeting to discuss recent developments.

On 27 March 2013, Allen & Overy sent a revised draft merger protocol to Stibbe, reflecting DEMB’s responses to JAB’s proposed terms and conditions. Over the course of the following weeks until 12 April 2013, representatives of JAB and DEMB and their respective legal counsel negotiated the terms and conditions of the draft merger protocol.

On the morning of 28 March 2013, DEMB announced publicly that DEMB was in negotiations with an investor group led by JAB regarding a potential public offer by such investor group for DEMB at a cash price of EUR 12.75 per Share.

On 28 March 2013, the Transaction Committee held a telephone meeting to discuss current developments, including the reactions on the DEMB’s press release dated 28 March 2013.

Later in the day on 28 March 2013, representatives of DEMB, JAB, Lazard, Allen & Overy, Leonardo & Co B.V. (Leonardo), the Offeror’s financial adviser, and Stibbe met to discuss the material terms of the draft merger protocol.

On 1 April 2013, representatives of DEMB, including Messrs Bennink, Cup, Van Klinken, Rogier Rijnja, DEMB’s Senior Vice President of Human Resources, Luc Volatier, Senior Vice President of Operations for DEMB and Hansson, gave a management presentation on several topics, including DEMB’s strategy, marketing, innovations, pricing, promotions, human resources, company culture and supply chain to representatives of JAB.

On 2 April 2013, representatives of DEMB continued the management presentation.

On 2 April 2013, DEMB received from JAB a draft of the SFA along with draft equity and preferred equity commitment letters.

On 4 April 2013, representatives of JAB, including Mr Goudet, contacted Messrs Bennink and Cup to advise them that, based upon the results of JAB’s due diligence investigation to date, JAB was not able to proceed on the basis of the proposed purchase price of EUR 12.75 per Share. During the course of their discussion,

Mr Goudet indicated that JAB would be willing to proceed at a purchase price of EUR 12.25 per Share. In addition, Messrs Goudet and Bennink discussed JAB’s requirement that USPP Notes previously issued by subsidiaries of DEMB be redeemed prior to consummation of any acquisition and that DEMB should obtain agreements from all of the holders of USPP Notes irrevocably committing prior to execution of the Merger Protocol to the transfer of such USPP Notes. The representatives of DEMB responded that they would consult the full Board and its advisers on the implications of this development. Subsequently, the Transaction Committee (consisting of Messrs Sorensen, Zwartendijk, Bennink, Cup, Hansson and Van Klinken) held a telephone meeting to discuss the recent developments and decided (i) to suspend transaction related discussions and (ii) to request JAB to provide DEMB with the revised terms and conditions of their non-binding proposal, which could be presented to the Board on 5 April 2013.

On 4 April 2013, representatives of DEMB had a meeting with the DEMB Works Council, in order to provide them with a status update on the negotiations with JAB.

In the evening of 4 April 2013, Leonardo contacted Lazard via telephone in order to communicate that JAB increased its purchase price to EUR 12.50 per Share.

On 5 April 2013, the Board and representatives of Allen & Overy, Lazard and Goldman Sachs met telephonically to discuss the recent developments and in particular the revised terms and conditions of JAB’s non-binding proposal. The Board decided that any further decision would be postponed until the Board’s meeting on 7 April 2013, and that in the meantime DEMB’s advisers would request that JAB provide further clarification on the terms and conditions of its revised non-binding proposal.

Also on 5 April 2013, representatives of Lazard, Allen & Overy, Leonardo and Stibbe met to discuss some of the material terms of the draft merger protocol.

Early on 7 April 2013, representatives of JAB sent to representatives of DEMB a revised draft merger protocol reflecting JAB’s position on various open points thereunder, as well as the draft SFA, which the Offeror was in the process of negotiating with its prospective lenders.

On 7 April 2013, the Board and representatives of Allen & Overy, Lazard and Goldman Sachs met in person to discuss the status of the negotiations with JAB. During the discussions, the Board discussed and considered among other matters: (i) the valuation of DEMB, (ii) the price per Share offered by JAB, (iii) the financing of the potential public Offer, including the terms and conditions of the debt and equity financing, and the process regarding the holders of USPP Notes, (iv) the terms and conditions of the draft merger protocol, including the (enforcement of) the non-financial terms included in the draft merger protocol, and (v) the process with JAB going forward. At the end of the meeting the Board (a) mandated the Transaction Committee and its advisers to continue discussions with JAB and (b) decided to authorize management to seek transfer agreements from holders of all of the USPP Notes prior to execution of the Merger Protocol. The outcome of this Board meeting was communicated to JAB.

From 8 April through 12 April 2013, representatives of JAB and DEMB and their respective legal counsel negotiated the outstanding items on the draft merger protocol, representatives of JAB completed negotiations with respect to the draft SFA (on certain aspects of which DEMB was requested to provide comments), representatives of JAB and the Investors completed negotiations of the equity commitment letters and representatives of DEMB obtained executed transfer agreements from the holders of all of the USPP Notes.

On 10 April 2013, the Board held a telephonic meeting during which the status of the discussions regarding the draft SFA, the draft merger protocol, the equity commitment letters, and the USPP Notes process were evaluated. The Board considered the terms and conditions of the draft SFA and the draft merger protocol, and defined what would be an acceptable compromise on the outstanding issues. At the end of the meeting, the Board unanimously decided to mandate Messrs Sorensen, Zwartendijk, Bennink, Cup, Hansson and Van Klinken to negotiate the final outstanding issues and execute the Merger Protocol and provide final input on the terms and conditions of the draft SFA.

In the evening of 11 April 2013, the Transaction Committee held a telephonic meeting to discuss the status of the outstanding points in the negotiations regarding the draft debt financing documentation and the draft merger protocol.

In the early morning of 12 April 2013, the Transaction Committee (including Messrs Sorensen, Zwartendijk, Bennink, Cup, Hansson and Van Klinken) and representatives of Allen & Overy, Lazard and Goldman Sachs held a telephonic meeting to discuss the final draft of the SFA and the final draft of the merger protocol. During this meeting the Transaction Committee concluded that the terms and conditions as included in these final drafts were (i) in accordance with the mandate given by the Board, and (ii) in the best interest of DEMB and all of its stakeholders (including its Shareholders). By this time, all holders of the USPP Notes had entered into USPP Transfer Agreements.

In the morning of 12 April 2013, the Offeror approved and authorized the execution of the Merger Protocol and, together with certain of its affiliates entered into the SFA and equity commitment letters with the Investors.

That same morning, the merger protocol was executed by representatives of DEMB and the Offeror, which was publicly announced immediately thereafter.

Beginning on 6 May 2013, discussions have taken place between representatives of the Offeror and DEMB and their respective advisers with respect to a proposed post-closing merger and liquidation and the resulting amendments to the merger protocol.

On 13 May 2013, Stibbe provided Allen & Overy with a summary description of the intended post-closing merger and liquidation.

On 14 May 2013, Allen & Overy and PwC provided the Board with an explanation of the intended post-closing merger and liquidation.

On 26 May 2013, the Board held a telephonic meeting during which the proposed post-closing merger and liquidation was discussed and the Board agreed to continue to explore the possibility of a post-closing merger and liquidation.

On 28 May 2013, Stibbe provided Allen & Overy with a draft amended and restated merger protocol. Between 28 May 2013 and 6 June 2013, Stibbe and Allen & Overy had a number of telephone discussions on the draft amended and restated merger protocol and exchanged drafts thereof.

On 6 June 2013, the amended and restated merger protocol was executed by representatives of DEMB and the Offeror.

On [—] 2013, the Offeror will commence the Offer.

3.	THE BOARD’S RATIONALE

As part of the decision-making process the Board considered the strategic, financial and non-financial merits of the Offer. Each of those aspects is described below.

3.1	The Board’s assessment of the strategic fit

The Board is of the opinion that the strategic rationale of the proposed transaction is compelling and will provide significant benefits to DEMB for the following reasons:

•	The Offer is driven by the significant growth opportunities that JAB sees in the global coffee and tea category and the strategy DEMB has set out to become a leading pure play coffee and tea company.

•

In JAB’s view, DEMB represents an ideal platform to grow in the coffee and tea categories. Accordingly, DEMB will act as the growth platform for further growth organically and through acquisitions in the fast moving consumer goods coffee and tea sector.

•

JAB supports the key aspects of DEMB’s strategic business plan. In line with this strategy, JAB believes DEMB can drive above industry average growth by investing in product quality and innovation of DEMB’s key brands.

•

The Board believes that it is challenging for DEMB to achieve a sustainable trading price for the Shares in excess of the EUR 12.50 per Share within the foreseeable future given DEMB’s projected near-term financial performance (including growth rates), and its long-term business plan and prospects if it were to remain a public company.

•	The new ownership structure will provide additional opportunities to expand DEMB’s product portfolio, enhance its competitive position and create new opportunities for its employees.

•	JAB and DEMB share a similar philosophy of long-term investments in premium quality consumer brand companies.

3.2	The Board’s financial assessment of the Offer

The Offer values 100% of the Shares at approximately EUR 7.5 billion (on a fully diluted basis). The Offeror will finance the Offer through a combination of debt and equity.

The Offer Price of EUR 12.50 (cum dividend) in cash per Share represents:

•	a premium of 30.1% to the closing price per Share on 27 March 2013 (the Reference Date);

•	a premium of 31.7% to the average closing price per Share for the one month period prior to and including the Reference Date;

•	a premium of 36.7% to the average closing price per Share for the three month period prior to and including the Reference Date;

•	a premium of 36.7% to the average closing price per Share for the six month period prior to and including the Reference Date;

•	a premium of 36.6% to the average closing price per Share since the Shares were firstly traded on Euronext Amsterdam on 12 June 2012 up to and including the Reference Date[1];

•

based on net financial debt (adjusted for net pension liabilities and equity method investments) as of 31 December 2012 of EUR 335 million, an enterprise value for DEMB of 16.2x earnings before interest, taxes, depreciation and amortization (EBITDA) (based on an adjusted EBITDA forecast of EUR 483 million for the calendar year ending 31 December 2013); and

•	an equity value for DEMB of 26.5x net profit (based on an adjusted net profit forecast of EUR 282 million for the calendar year ending 31 December 2013).[2]

[1]	Taking into account that the Shares were firstly traded on Euronext Amsterdam on 12 June 2012, it is not possible to calculate the bid premium for the full year preceding the Reference Date, as required by Annex B, paragraph 1, sub-paragraph 4.2 of the Decree.
[2]	EBITDA and net profit forecasts for DEMB are based on broker reports issued post release of DEMB’s H1 2013 results and before 27 March, and that adjust forecasted financial results to exclude certain non-recurring items identified in DEMB’s disclosure. Forecasted data is calendarized to December year-end.

The chart below shows the development of the Share price of DEMB on Euronext Amsterdam in the period from admission to listing on Euronext Amsterdam on 12 June 2012 until [9 May] 2013.

The Board has thoroughly discussed and considered all strategic alternatives available to DEMB, including but not limited to a stand alone scenario. In its evaluation, it has among other things considered the (financial) impact of each alternative for all DEMB’s stakeholders, including its Shareholders. Based on its evaluation, the Board concluded that, taking into account the current circumstances, the Offer Price is fair to the Shareholders from a financial point of view.

In addition to the foregoing, the Board has also considered the following in its financial assessment of the Offer:

•

That Lazard issued a fairness opinion to the Board to the effect that - based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with such fairness opinion and as set forth therein - as of 12 April 2013, the amount in cash equal to EUR 12.50 per Share to be paid in connection with the Offer was fair, from a financial point of view, to the holders of the Shares other than the Offeror or any of its affiliates (see also paragraph 9).

•

That Goldman Sachs issued a fairness opinion to the Board to the effect that - based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with such fairness opinion and as set forth therein - as of 12 April 2013, the EUR 12.50 per Share in cash to be paid to the holders (other than the Offeror and its affiliates) of Shares pursuant to the merger protocol was fair from a financial point of view to such holders of Shares (see also paragraph 10).

•

The Offeror’s confirmation on 12 April 2013 of its ability to fulfil its obligations under the Offer through a combination of approximately EUR 3 billion of debt and approximately EUR 4.9 billion of equity. In this respect, the Offeror has, subject to customary conditions, secured fully committed debt financing from its arrangers Banc of America Securities Limited, Citibank, N.A., London Branch, Rabobank International, London Branch, and Morgan Stanley Bank International Limited, and has entered into binding documentation with such arrangers. In addition, the Offeror has secured fully committed equity financing from JAB Forest B.V. (an affiliate of JAB), BDT Oak Acquisition Vehicle, L.P. (an affiliate of BDT Capital Partners), Colufa S.A. (an affiliate of Société Familiale d’Investissements S.A. who is in turn an affiliate of Patrinvest SCA) and Aguila Ltd. (or affiliates thereof, entities advised by Quadrant Capital Advisors, Inc.), and has entered into binding equity commitment letters with such members or their affiliates.

•

Binding commitments have been obtained from all holders of USPP Notes to transfer the USPP Notes to an affiliate of DEMB subject to Settlement taking place and certain pre-agreed terms with such holders, following which the USPP Notes shall be cancelled.

•	The form of consideration to be paid to the holders of Shares in the Offer is cash, which will provide certainty of value and liquidity to Shareholders.

•	At the time of this Position Statement, there are no competing offers.

•	The possibility of third parties making a competing offer if certain market conform thresholds are met.

Based on all the above considerations, the Board’s experience and on advice obtained from its financial advisors, the Board has concluded that, taking into account the current circumstances, the Offer Price is fair to the Shareholders from a financial point of view.

3.3	The Board’s non-financial assessment of the Offer

The Board considered a number of significant non-financial aspects and potential benefits and advantages associated with the Offer. Please refer to Sections 6.12 up to and including 6.14 of the Offer Memorandum for a detailed overview of non-financial arrangements and agreements between the Offeror and DEMB. In summary, the Offeror and DEMB have agreed to the following key principles, as well as two specific arrangements in respect of the enforcement of certain key principles (as set out in the sub paragraph Enforcement below):

Organisation

(1)	The DEMB group will have an operating structure as a separate division within the Offeror’s group; DEMB will remain a separate legal entity, the holding company of DEMB’s current and future subsidiaries and operations.

(2)	The DEMB group will act as the growth platform for relevant acquisitions in the fast moving consumer goods segment of the coffee and tea business in the world.

(3)	DEMB’s headquarters, relevant head office functions and the centre of management of the DEMB group will remain in Amsterdam, the Netherlands.

(4)	DEMB’s global R&D centre will - in form and substance - remain in the Netherlands.

(5)	The Offeror will keep the business of the DEMB group intact and it shall not sell and/or transfer the majority of the DEMB group or sell and/or transfer the majority of the assets of companies belonging to the DEMB group.

(6)	The Offeror will not require or cause the DEMB group to close any of the manufacturing facilities of the DEMB Group in the Netherlands.

(7)	The Offeror will allow the DEMB group to maintain its corporate identity and culture, albeit as a separate division of the Offeror.

(8)	The Offeror will allow the DEMB group to maintain its commitment to sustainable development and sustainable sourcing. The Douwe Egberts Foundation (or its successor) and its activities will remain in form and substance intact.

Employees

(9)	The employee consultation procedures of DEMB will be respected.

(10)	The existing rights and benefits of the employees of the DEMB group will be respected, including existing rights and benefits under their individual employment agreements, collective labour agreements, and including existing rights and benefits under existing covenants made to the works council and trade unions.

(11)	Subject to DEMB’s current and future review of the existing pension arrangements, the pension rights of current and former employees of the DEMB group will be respected.

Financing

(12)	The DEMB group will remain properly financed to safeguard business continuity.

Minority Shareholders

(13)	Any proposed Post-Closing Restructuring Measure which could reasonably be expected to disproportionally prejudice the value of, or the rights relating to the minority’s shareholding, will require an affirmative vote of an Independent Non-Executive.

(14)	In the effectuation of any Post-Closing Restructuring Measure, due consideration will be given to the interests of minority Shareholders.

Composition of the Board

(15)	As from the Settlement Date until the later of (i) the date on which the listing of DEMB on Euronext Amsterdam is terminated, and (ii) the earlier of (a) the submission by the Offeror of the writ of summons in a squeeze-out procedure (uitkoopprocedure) in accordance with article 2:92a of the Dutch Civil Code or a takeover buy-out procedure in accordance with article 2:359c of the Dutch Civil Code and (b) the date on which the Offeror has directly or indirectly otherwise acquired 100% of the shares in DEMB or any legal successor of DEMB, the Board will consist of:

(a)	two non-executive members who are independent from the Offeror, its affiliates or any of its advisers as specified in the Dutch Corporate Governance Code (each an Independent Non-Executive); and

(b)	a number of executive and non-executive members, appointed upon nomination of the Offeror by the General Meeting of Shareholders.

(16)	The members of the Board to be appointed upon nomination by the Offeror effective as from the Settlement Date will include (i) Mr Becht, Mr Harf, Mr Goudet, Mr Van Damme, Mr Trott and Mr Santo Domingo as non-executive members and (ii) Mr Cup as executive member and CFO and [—] as executive member and CEO.

(17)	As from the Settlement Date, the initial chairman of the Board will be Mr Becht.

(18)	As per the Settlement Date, all current members of the Board shall resign with the exception of those members who will continue as Independent Non-Executives as agreed between DEMB, the Offeror and the relevant Board members, if any.

Enforcement

The Board may deviate from the arrangements set forth in numbers (1) up to and including (12) above if the Board is of the opinion that this is in the best interest of DEMB or the DEMB group taking into account the interest of all stakeholders, without prejudice to the terms of the covenant between DEMB, Koninklijke Douwe Egberts B.V. and the works council of Koninklijke Douwe Egberts B.V. dated 11 December 2012.

In the merger protocol dated 12 April 2013, it was agreed that, notwithstanding the previous paragraph, any deviation from the arrangements set forth in numbers (3), (4) and (6) will until the fourth anniversary of the merger protocol require the written prior approval of the supervisory board of Koninklijke Douwe Egberts B.V. The relevant wording in the merger protocol constitutes an irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet) for the benefit of the supervisory board of Koninklijke Douwe Egberts B.V. Following completion of the works council consultation process the above arrangements have been amended to the effect that any deviation from the arrangements set forth in numbers (3), (4) and (6) will until 12 April 2018 require the written prior approval of the supervisory board of Koninklijke Douwe Egberts B.V. with least four out of five supervisory board members voting in favour of such deviation.

Certain arrangements

Further, in the negotiations resulting in the announcement on 12 April 2013 that conditional agreement had been reached between the Offeror and DEMB in connection with a public offer, DEMB identified certain core process points in order to be able to safeguard the interests of all its stakeholders. In particular DEMB agreed with the Offeror that:

•

if in the reasonable opinion of the Board a written bona fide Alternative Proposal by a third party could reasonably be expected to qualify as (but does not yet constitute) a Superior Offer (a Potential Superior Offer) and DEMB has notified the Offeror promptly (and in any event within 48 hours) thereof, DEMB may engage in discussions or negotiations in relation to the Potential Superior Offer with such third party and disclose confidential information to such third party for a period of no longer than ten Business Days following the receipt of the written proposal.

“Superior Offer” is a written and binding unsolicited proposal by a bona fide third party which, in the reasonable opinion of the Board, is a more beneficial offer than the Offer taking into account all economic and non-economic terms and conditions of such proposal, including expected timing, the nature and amount of consideration for the Outstanding Shares, and the likelihood of consummation, provided that such proposal shall only be considered to be a Superior Offer if the consideration per Outstanding Share exceeds the Offer Price by 7.5%. The full definition of Superior Offer is included in Section 4 of the Offer Memorandum;

•

within ten Business Days after the receipt of a Potential Superior Offer by a third party, DEMB must either give written notice to the Offeror that (i) the Potential Superior Offer has evolved or led to a Superior Offer or (ii) the Potential Superior Offer did not evolve or lead to a Superior Offer, in which case DEMB must immediately confirm to the Offeror that (a) it continues to support the Offer, (b) the Board will continue to support and recommend the Offer, (c) it discontinued considering such Potential Superior Offer and (d) it has terminated any discussions and negotiations regarding that Potential Superior Offer and any Alternative Proposal from such third party.

•

in the event that a third party makes or announces its intention to make a Superior Offer, DEMB shall inform the Offeror promptly (and in any event within 24 hours) and the Offeror may submit in writing to the Board a revised offer within a period of ten Business Days thereafter (the Revised Offer Period) or, alternatively, terminate the Merger Protocol.

•

if such binding revised offer is on terms and conditions which, in the reasonable opinion of the Board, having consulted their financial and legal advisors and acting in good faith and observing their obligations under Dutch law, more beneficial to DEMB and its stakeholders than the Superior Offer (a Revised Offer), the Offeror and DEMB shall continue to be bound by the Merger Protocol and the Offeror may require the Board to reaffirm the Recommendation. Such revised offer shall in any event be deemed a Revised Offer unless confirmed otherwise to the Offeror in writing by the Board within two Business Days after expiry of the Revised Offer Period. Further, if the Board fails to reaffirm the Recommendation within two Business Days after having received the relevant request from the Offeror, the Offeror may terminate the Merger Protocol.

•	to induce the Offeror to enter into the Merger Protocol and to pursue and make the Offer, the Offeror and DEMB have agreed that upon a termination of the Merger Protocol by the Offeror:

(a)	in the event DEMB accepts a Superior Offer or, in the event DEMB fails to reaffirm the Recommendation if the Offeror has submitted a Revised Offer;

(b)	a material breach of the Merger Protocol by DEMB which material breach is not waived by the Offeror or timely remedied by or on behalf of DEMB;

(c)	a revocation or change of the Recommendation of the Board other than in accordance with the Merger Protocol; or

(d)	a material breach by DEMB of its obligations under the Merger Protocol relating to (i) the exclusivity arrangements set out in Section 6.14.1 (Exclusivity) of the Offer Memorandum or DEMB’s conduct with respect to a Superior Offer,

DEMB will forfeit a termination fee to the Offeror equal to an amount of EUR 50 million (the Termination Fee).

The payment by DEMB of the Termination Fee shall not limit the Offeror’s rights to seek remedy or claim for damages for breach of the Merger Protocol on any other basis;

•	to induce DEMB to enter into the Merger Protocol and to pursue the Offer, the Offeror and DEMB have agreed that upon a termination of the Merger Protocol by DEMB:

(a)	due to the Offer Condition in Section 6.2.1(b) of the Offer Memorandum not being satisfied or waived;

(b)	due to a material breach of the Merger Protocol by the Offeror which material breach is not waived by DEMB or timely remedied by or on behalf of the Offeror;

(c)	if (i) all Offer Conditions have been satisfied or waived and Settlement has not taken place on the Settlement Date or (ii) if, notwithstanding the Offeror’s obligation under the Merger Protocol to (a) use its reasonable best efforts to take or cause to be taken, and do or cause to be done all things necessary, proper or advisable to arrange and obtain the proceeds of the SFA, satisfy all conditions and comply with its obligations under the SFA, and consummate the SFA at Settlement and (b) enforce its rights under the SFA (including through litigation), in each case under (a) and (b) in accordance with the terms of the SFA, the Offeror is unable to obtain sufficient debt financing to comply with its financial obligations pursuant to the Merger Protocol (assuming the Offer Price), the Offeror will forfeit a reversed termination fee to DEMB equal to an amount of EUR 150 million (the Reversed Termination Fee).

The payment by the Offeror of the Reversed Termination Fee shall be the sole remedy and sole recourse for DEMB in the event of:

(a)	a termination of the Merger Protocol due to the Offer Condition set out in Section 6.2.1(b) of the Offer Memorandum not being satisfied or waived; and

(b)	a breach by the Offeror of the Merger Protocol arising in connection with, or as a result of, the Offeror being unable to obtain sufficient debt financing to comply with its financial obligations pursuant to the Merger Protocol (assuming the Offer Price).

Subject to the previous sentence, the payment by the Offeror of the Reversed Termination Fee shall not limit DEMB’s rights to seek remedy or claim for damages for breach of the Merger Protocol on any other basis; and

•

a waiver of the Acceptance Level Offer Condition (as defined below) by the Offeror requires the prior express written approval of the Board if on the Tender Closing Date the number of Shares (i) that are tendered in the Offer, (ii) the Shares that are directly or indirectly held at that time by the Offeror or any of its Affiliates and (iii) the Shares that are unconditionally and irrevocably committed to the Offeror or any of its Affiliates would represent less than 66.67% of the Shares on a fully diluted basis.

3.4	Risks Associated with the Offer

The Board considered a number of uncertainties, risks and other potentially negative factors of the Offer, including the following:

No Shareholder Participation in Future Growth or Earnings

•

Shareholders will receive cash for their Shares in the Offer and, as a result, Shareholders will cease to participate in any future earnings or growth of DEMB and will cease to benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if DEMB engages in future strategic or other transactions or as a result of improvements to DEMB’s operations.

Dividend policy

•

DEMB may or may not make any Distributions in the future. Future Distributions may be of a one-off nature only and the amount of any Distribution will depend on a number of factors associated with the Offeror’s tax and financial preferences from time to time. Any Distribution made in respect of Shares after the date of the Offer Memorandum will be deducted for the purpose of establishing the value per Share in any statutory merger, Statutory Buy-Out or other measure contemplated by Section 6.9 of the Offer Memorandum.

Business Disruption Resulting from Offer

•	The possible effect of the public announcement of the Offer on DEMB’s operations, its ability to attract and retain key personnel, and the resulting distraction of the attention of DEMB’s management.

Effect of Failure to Consummate the Offer

•

If the Offer is not consummated, then (i) the market value of the Shares could be adversely affected, (ii) DEMB will have incurred significant transaction and opportunity costs associated with attempting to consummate the Offer, (iii) DEMB’s business may be subject to significant disruption, (iv) the market’s perceptions of DEMB’s prospects could be adversely affected, and (v) the Board and DEMB’s employees will have expended considerable time and effort to consummate the Offer.

Interim Restrictions on Business

•

The Merger Protocol restricts the conduct of DEMB’s business prior to the earlier of the Settlement Date or the date on which the Merger Protocol is terminated, and such restrictions (i) require DEMB, and its group companies, to conduct their business as a going concern in the ordinary course, consistent with past practice and (ii) prevent DEMB, or its group companies, from taking certain specified actions, unless otherwise consented to in writing by the Offeror.

Taxable Consideration

•	The fact that gains from sales of Shares may be taxable to Shareholders under the laws of the United States, the Netherlands, or any other jurisdiction, as applicable.

Termination Fee

•	The requirement that DEMB pays the Termination Fee if the Merger Protocol is terminated as described in paragraph 3.3.

Post- Closing Restructuring Measures

•

Subject to the Offer being declared unconditional, the Offeror shall be entitled to effect or cause to effect any other restructuring of DEMB’s group for the purpose of achieving an optimal operational, legal, financial or fiscal structure in accordance with the Bidding Rules and Dutch law in general, some of which may have the effect of diluting the interest of any remaining minority Shareholders.

•	Shareholders who do not tender their Shares under the Offer should carefully review paragraph 7.

3.5	Conclusion

Taking into account all of the factors set forth above, as well as others, the Board determined that the benefits for the Shareholders and all other stakeholders in DEMB that arise from the Offer outweigh the benefits of any possible alternative. Based on these analyses, the Board, after having received extensive legal and financial advice and having given due and careful consideration to the strategic, financial and social aspects and consequences of the proposed transaction has unanimously reached the conclusion that the Offer is in the best interests of DEMB, its Shareholders and all other stakeholders in DEMB.

4.	FINANCIALS

4.1	Financial statements

Reference is made to Part II, Section 1 (Selected combined/consolidated financial information of DEMB) and Section Part II, Section 2 (Financial statements 2012 of DEMB) of the Offer Memorandum.

4.2	Prospective financial information

In connection with the evaluation of a potential Offer, DEMB provided JAB in March 2013 with certain prospective financial information concerning the performance of DEMB, including revenue forecasts and forecasts regarding certain profitability metrics. Updated prospective financial information (the Projections), which superseded the initially furnished information, was later provided to JAB, Lazard and Goldman Sachs and was utilized by the Board in its deliberations with respect to the Offer.

A summary of such Projections is included herein solely to give Shareholders access to the information that was made available to JAB, Lazard, Goldman Sachs and the Board, and is not included in this Position Statement in order to influence any Shareholder to make any investment decision with respect to the Offer, including whether to tender Shares pursuant to the Offer, or because we believe it is material or because we believe it is a reliable prediction of actual future results.

The Projections were prepared by DEMB solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding prospective financial information or the use of measures other than generally accepted accounting principles based on IFRS. Neither DEMB’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The Projections, while presented with numerical specificity necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, competitive, market and financial conditions and other future events, as well as matters specific to DEMB’s business, and the various risks set forth in DEMB’s reports filed with the SEC and AFM, all of which are difficult to predict and many of which are beyond DEMB’s control. The Projections are subjective in many respects, were prepared for high strategic level planning purposes rather than reflecting an attempt to predict future results with accuracy and are susceptible to multiple interpretations. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The inclusion of the Projections in this Position Statement should not be relied on as necessarily predictive of actual future events, because, among other things, the Projections (i) cover multiple years and such information by its nature becomes less predictive with each successive year, and (ii) reflect assumptions as to certain business decisions that are subject to change.

The inclusion of this information should not be regarded as an indication that DEMB, the Offeror, or any of their respective financial advisors or anyone who received this information then considered, or now considers, it to be necessarily predictive of actual future events, and this information should not be relied upon as such. None of DEMB, the Offeror, or any of their financial advisors, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of DEMB, the Offeror or any of their financial advisors or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such Projections if they are or become inaccurate (even in the short term).

Underlying the Projections are certain key assumptions (any of which could turn out to be incorrect), including certain expansion plans for the capsules business, roll-out plans for the key innovations, reintroduction and repositioning of certain existing product lines, certain restructuring plans and cost saving plans. Overall the Projections are also based on certain planned innovations which are supported by significant capital expenditures. The Projections do not include any material acquisitions or divestitures.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Protocol. Further, the Projections do not take into account the effect of any failure of the Offer and should not be viewed as accurate or continuing in that context.

The Projections should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding DEMB contained in DEMB’s public filings with the SEC and the AFM. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Position Statement are cautioned not to place undue, if any, reliance on the Projections.

Projections(1)

	2013E	2014E	2015E	2016E
	(in millions EUR)
Sales	2,757	2,909	3,106	3,361

Underlying EBITDA(2)	474	524	583	660

Underlying EBIT(3)	389	429	479	545

Normalized Net Income(4)	304	313	350	402

(1)	Figures in this table are for periods ending in December and exclude any contribution from green coffee exports. DEMB also provided certain forecast assumptions for the preparation of extrapolations of these Projections for calendar years 2017 through 2022, including, among other things, a gradual decline towards an annual growth rate of 2%, an EBITDA margin that increases to 20.5% in 2018 and is constant thereafter and an EBIT margin that increases to 17% in 2018 and is constant thereafter. The extrapolations of these Projections for calendar years 2017 through 2022 were approved for each of Lazard’s and Goldman Sachs’ use by senior management of DEMB.
(2)	Underlying EBITDA is a non-IFRS financial measure that DEMB defines for the Projections as profit for the period before income taxes, finance income, finance costs, depreciation and amortization, and unusual income and expenses.
(3)	Underlying EBIT is a non-IFRS financial measure that DEMB defines for the Projections as profit for the period before finance income, finance costs and income taxes, and unusual income and expenses.
(4)	Normalized Net Income is a non-IFRS financial measure that DEMB defines for the Projections as net income for the period adjusted to exclude (i) income or charges that management believes are unrelated to its core operating results and that are excluded in determining segment profits as well as items that DEMB deems to be non-recurring and (ii) unusual finance income and unusual tax expense.

No representation is made by DEMB or any other person to any Shareholder or any other person regarding the ultimate performance of DEMB compared to the information included in the above Projections. DEMB does not intend to, and disclaims any obligation to, update, revise or correct the above Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

The Projections include forward looking statements. Reference is made to the cautionary statement regarding forward looking statements included on the first page of this Position Statement.

5.	EMPLOYEES

The relevant and applicable employee consultation procedure with the works council of Koninklijke Douwe Egberts B.V. has been completed. The works council of Koninklijke Douwe Egberts B.V. rendered positive advice in respect of the Offer and the financing thereof. The European Works Council of D.E Master Blenders 1753 has been informed about the Offer in accordance with the applicable consultation procedure and has shared its view with DEMB, which view supports the Offer. In addition, the Social Economic Council and the relevant trade unions have been notified of the Offer in accordance with the Dutch Merger Code (SER Fusiegedragsregels 2000).

Although the Offeror does not expect that there will be any material adverse social consequences for the employees of DEMB as a direct result of the Offer, the Board has given the impact of the Offer on the DEMB group’s employees due consideration. To mitigate any consequences that the Offer might have and to safeguard the interests of the DEMB group’s employees in the future, DEMB and the Offeror have agreed to certain covenants which are described in paragraph 3.3.

6.	OVERVIEW OF SHARES HELD, SHARE TRANSACTIONS AND INCENTIVE PLANS

Outlined below are relationships, agreements or arrangements that certain members of the Board have that provide them with interests in the proposed transaction with the Offeror that may be in addition to or different from the interests of DEMB generally in the Offer. The members of the Board were aware of these relationships, agreements and arrangements during their respective deliberations on the merits of the Offer and addressed such interests as appropriate under applicable Dutch law relating to conflicts of interests.

6.1	Shares held by members of the Board

At the date of the Offer Memorandum the members of the Board jointly hold a total of 707,814 Shares. No member of the Board holds any options on Shares.

Name	Shares
Jan Bennink	619,376	[1,2]
Norman Sorensen	77,938	[3]
Rob Zwartendijk	10,500	[4]
Total	707,814

1.	Jan Bennink acquired these Shares as follows: (i) Upon completion of the spin-off from Sara Lee Corporation the holders of Sara Lee shares received 1 DEMB Share for each Sara Lee share that they held on 14 June 2012. As a result 235,650 shares in Sara Lee Corporation held by Jan Bennink were converted into 235,650 DEMB Shares. (ii) 121,492 DEMB Shares relate to the vesting of incentive awards by Sara Lee Corporation. (iii) On 4 September 2012 Jan Bennink purchased 262,234 DEMB Shares.
2.	Not including 2,422 DEMB Shares held by Jan Bennink for the benefit of his minor children.
3.	Norman Sorensen acquired these Shares as follows: (i) Upon completion of the spin-off from Sara Lee Corporation the holders of Sara Lee shares received 1 DEMB Share for each Sara Lee share that they held on 14 June 2012. As a result 20,562 shares in Sara Lee Corporation held by Norman Sorensen were converted into 20,562 DEMB Shares. (ii) 53,376 DEMB Shares relate to the vesting of incentive awards by Sara Lee Corporation (see also paragraph 6.3). (iii) On 4 September 2012 Norman Sorensen purchased 4,000 DEMB Shares.
4.	On 10 September 2012 Rob Zwartendijk purchased 10,500 DEMB Shares.

To the knowledge of DEMB, after making reasonable inquiry, all of the Company’s executive officers and members of the Board currently intend to tender all Shares held of record or beneficially by such persons for purchase pursuant to the Offer.

6.2	Share transactions

The following transactions were performed by the members of the Board during the year preceding the date of the Offer Memorandum:

Name	Buy/Sell	Number of Shares		Date of Trade	Price per Share in EUR
Jan Bennink	Buy	262,234	[1],2	4 September 2012	9.51 (w. average)	[1,2]
Norman Sorensen	Buy	4,000		4 September 2012	9.51
Rob Zwartendijk	Buy	10,500		10 September 2012	9.49

1.	These Shares were acquired with 68 different purchase orders executed on 4 September 2012. The table shows the average weighted purchase price. The lowest price paid per Share was EUR 9.42 and the highest price per Share was EUR 9.59.
2.	Not including 722 Shares purchased by Jan Bennink for the benefit of his minor children on 4 September 2012 for an average weighted purchase price of EUR 9,51 (see also footnote 1).

During the 60 days prior to publication of the Position Statement, none of the Company’s executive officers performed any transactions in the Shares.

6.3	Incentive plans

2012 LTIP awards

In 2012 DEMB introduced a Long-Term Incentive Share Plan (the 2012 LTIP). Under the 2012 LTIP, an award of Performance Share Units (PSUs) may be granted to certain key employees of the Group. The vesting of PSUs is dependent on (i) the participant’s continued service with the Group during a specified vesting period set out in the relevant grant notice (time based vesting) and (ii) the total shareholder return (the TSR) of DEMB relative to a predefined comparative group of companies (performance based vesting). The number of Shares that will be issued in exchange for a vested PSU depends on the variables stated in the previous sentence and ranges from 0% to 200% times the number of awarded PSUs.

As a result of the Offer, there will be 100% time-based vesting for all PSU awards granted with respect to the financial/calendar year 2012. The performance-based vesting will depend on the applicable TSR of DEMB upon award compared to the TSR of the peer group over the three month period ending on the last day prior to the Settlement Date. All vested PSUs will be settled in cash. See Section 7.11.2 of the Offer Memorandum for a description of the 2012 LTIP.

Under the 2012 LTIP, which applies to the PSUs granted to Mr Bennink, he is entitled to a maximum of 377,650 PSUs. This number of PSUs will be adjusted downwards if the applicable TSR of DEMB upon award compared to the TSR of the peer group over the three month period ending on the last day prior to the Settlement Date will not be at least at upper decile.

Subject to the Offer being declared unconditional, the table below indicates the maximum cash payment that Mr Bennink may receive for his PSUs to which the 2012 LTIP applies. As set out above, the final cash payment can be adjusted downwards depending on the TSR of DEMB compared to the TSR of the peer group.

Name	Maximum number of PSUs that may vest		Total maximum value of PSUs in EUR
Jan Bennink	377,650	[1]	4,720,625

1.	The maximum number of PSUs that may vest (i.e. 200%) is included in the table. The number of PSUs that will actually vest will depend on the achievement of the performance based vesting criteria (i.e. TSR performance). This grant with an underlying grant value of EUR 1,750,000 was awarded by Sara Lee and documented after the spin-off. The terms of the 2012 LTIP apply to these PSUs.

Awards that were settled in Shares

At the time of the spin off from Sara Lee, DEMB and Sara Lee concluded an Employee Matters Agreement to address the treatment of equity-based compensation. Pursuant to the Employee Matters Agreement, Mr Sorensen received an award of 53,376 restricted share units (i.e. rights to acquire ordinary Shares in the capital of DEMB for no consideration, RSUs) to compensate him for the decrease in value of his existing Sara Lee restricted share units.

Combined overview of awards

The following awards were made to members of the Board during the year preceding the date of the Offer Memorandum:

Name	Number of RSUs/PSUs		Date
Jan Bennink	377,650 PSUs	[1]	6 September 2012
Norman Sorensen	53,376 RSUs	[2]	3 July 2012

1.	The maximum number of PSUs that may vest (i.e. 200%) is included in the table. The number of PSUs that will actually vest will depend on the achievement of the performance based vesting criteria (i.e. TSR performance). This grant with an underlying grant value of EUR 1,750,000 was awarded by Sara Lee and documented after the spin-off. The terms of the 2012 LTIP apply to these PSUs.
2.	These RSUs vested on 28 December 2012.

7.	POST-CLOSING MERGER AND LIQUIDATION

7.1	Filing of the Merger Proposal and convening of the Merger EGM

The Offeror and DEMB have agreed that prior to the Initial Acceptance Closing Date DEMB (i) will ensure that the Board will unanimously resolve to adopt and will sign the merger proposal with respect to the Legal Merger, substantially in the form as included in Part IV (Merger Proposal) of the Offer Memorandum (the Merger Proposal), (ii) will file the Merger Proposal with the Trade Register and (iii) either (y) will have the Shareholders discuss and vote on the Merger Proposal at the EGM or (z) convene the Merger EGM and have the Shareholders discuss and vote on the Merger Proposal at the Merger EGM, subject to:

(a)	any required consultation procedures with the works councils that have the right to render advice with respect to the Post-Closing Merger and Liquidation having been successfully completed; and

(b)	the SEC either (x) having declared effective a registration statement relating to the Legal Merger under the US Securities Act of 1933 or (y) having granted an exemption from such obligation.

If the Merger Proposal is filed and the General Meeting of Shareholders is asked to discuss and vote on the resolution of the General Meeting of Shareholders to complete the Legal Merger (the Merger Resolution) on or before [date of the EGM minus 42 days], the agenda items with respect to the Merger Proposal, including the Merger Resolution, will be added to the agenda for the EGM.

If the Merger Proposal is filed and the General Meeting of Shareholders is asked to discuss and vote on the Merger Resolution on or before [date of the EGM minus 42 days], after [date of the EGM minus 42 days], the Merger EGM will be convened.

If the Merger EGM is convened after [Initial Acceptance Closing Date minus 42 days + 3 business days], and it transpires that on the Initial Acceptance Closing Date the Acceptance Level is less than 95% of all Shares on a fully diluted basis, the Offeror will extend the Acceptance Period in order to ensure that the Merger EGM will be held at least [three] Business Days prior to the end of the extended Acceptance Period, unless the Offer is declared unconditional at such time.

The Board unanimously recommends the Shareholders to vote in favor of the Merger Resolution.

7.2	Waiver of the acceptance level Offer Condition

The obligation of the Offeror to declare the Offer unconditional is subject to the Offer Conditions (see Section 6.2.1 of the Offer Memorandum) being satisfied or waived, as the case may be on the Acceptance Closing Date. One of the Offer Conditions is that: (i) the number of Tendered Shares, (ii) the Shares that are directly or indirectly held by the Offeror or any of its Affiliates and (iii) the Shares that are unconditionally and irrevocably committed to the Offeror or any of its Affiliates (the Acceptance Level) shall represent at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis (the Acceptance Level Offer Condition);

The Offeror will waive the Acceptance Level Offer Condition, if on the Acceptance Closing Date:

(a)	the Acceptance Level represents at least 80% of all Shares on a fully diluted basis;

(b)	the Merger Resolution shall have been adopted by the EGM or the Merger EGM and be in full force and effect;

(c)	the condition included in the SFA that the Offeror shall not declare the Offer unconditional unless the Acceptance Level represents at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis shall have been waived in accordance with the provisions of the SFA without any change to the terms or conditions of the SFA and without supplemental terms or conditions (other than such waiver); and

(d)	nothing shall have occurred that will prevent or delay, or is reasonably expected to prevent or delay in any material respect, the completion of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, which shall for the avoidance of doubt include that the Merger Proposal shall not have been withdrawn, and no non-frivolous claim or non-frivolous objection based on law or contract is made that will materially adversely affect or is reasonably likely to materially adversely affect the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms (including the transfer of all assets and liabilities of the Company to Oak Sub).

7.3	Statutory Buy-out

If, immediately after the Post-Closing Acceptance Period, the Offeror and its Affiliates hold at least 95% of DEMB’s aggregated issued share capital, the Offeror will commence a Statutory Buy-Out in order to acquire the remaining Shares not held by the Offeror or its Affiliates.

No Dutch dividend withholding tax (dividendbelasting) is due upon a disposal of the Shares under the Statutory Buy-out. The Dutch income tax consequences of the Statutory Buy-Out are the same as the Dutch income tax consequences of the Offer. Reference is made to Section 10.1.5 of the Offer Memorandum.

7.4	Post-Closing Merger and Liquidation

General

If (i) the Offer is declared unconditional, (ii) the Merger Resolution is adopted and in full force and effect and (iii) the Acceptance Level immediately after the Post-Closing Acceptance Period is less than 95% of all Shares on a fully diluted basis, the Offeror may resolve to continue to pursue the Post-Closing Merger and Liquidation.

For the purposes of this Position Statement, Post-Closing Merger and Liquidation shall mean the post-closing restructuring consisting, in summary, of the following steps:

•

the Merger Proposal being unanimously adopted by the Board and the managing boards of New Oak and Oak Sub and the adopting of the Merger Resolution by the EGM or the Merger EGM and the general meeting of shareholders of New Oak and Oak Sub;

•	the execution of the notarial deed with respect to the Legal Merger, which Legal Merger will become effective on the next day;

•

the sale and transfer of all issued and outstanding shares in the capital of Oak Sub to the Offeror against payment of the Consideration, consisting of the Cash Consideration and the Note (the Share Sale);

•	the dissolution (ontbinding) and liquidation (vereffening) of New Oak in accordance with section 2:19 of the Dutch Civil Code (the Liquidation) upon completion of the Share Sale; and

•

the intended payment of an advance liquidation distribution by New Oak to the New Oak Shareholders, which will result in the payment of an amount equal to the Offer Price per share in the capital of New Oak held by a New Oak Shareholder, without interest and subject to withholding taxes and other taxes, as further described in this paragraph 7.3.

Description of the Post-Closing Merger and Liquidation

Description of New Oak and Oak Sub

New Oak and Oak Sub have been incorporated for the sole purpose of the Post-Closing Merger and Liquidation.

The Offeror holds the sole share with a nominal value of EUR 0.12 in the issued and outstanding share capital of New Oak. The management board of New Oak consists of [—]. As New Oak will be a newly incorporated entity without any operational or other activities, it will not have any assets or liabilities, other than its paid-up capital at incorporation in the amount of EUR 1.

New Oak holds the sole share with a nominal value of EUR 0.01 in the issued and outstanding share capital of Oak Sub. The articles of association of New Oak that will become effective upon completion of the Legal Merger are included in the Merger Proposal. Upon completion of the Legal Merger, the governance of DEMB as agreed in the Merger Protocol and described in paragraph 3.3 will apply in the same manner to Oak Sub.

Description and consequences of the Legal Merger

Upon completion of the Legal Merger, (i) DEMB as disappearing entity (verdwijnende vennootschap) will merge and disappear into Oak Sub as surviving entity (overblijvende vennootschap), (ii) each holder of one or more Shares immediately prior to the completion of the Legal Merger will receive one or more shares in the capital of New Oak on a share-for-share basis and by operation of law, (iii) Oak Sub will have acquired all assets and liabilities of DEMB, including the rights and obligations pursuant to the Merger Protocol, by operation of law, (iv) DEMB will have ceased to exist and (v) DEMB will be delisted from Euronext Amsterdam as DEMB will cease to exist as a result of the Legal Merger.

The structure chart below highlights the structure of the Legal Merger.

Following completion of the Legal Merger:

•

each holder of Shares immediately prior to the completion of the Legal Merger will hold a number of shares in the capital of New Oak (a non-listed entity) equal to the number of Shares held by such Shareholder immediately prior to the completion of the Legal Merger;

•

each holder of one or more Shares immediately prior to the completion of the Legal Merger will therefore hold an equal number of shares in the capital of New Oak. In addition to the shares received in the capital of New Oak as a result of the Legal Merger, the Offeror will continue to hold the share in the capital of New Oak already held by the Offeror prior to the Legal Merger;

•

the articles of association of New Oak are amended to include a lock-up period of [—], during which period the shares in the capital of New Oak cannot be transferred. As a result, a transfer of shares in the capital of New Oak will not be possible;

•	holders of Shares which are held through an Admitted Institution will also hold their [non-transferable] shares in the capital of New Oak through an Admitted Institution;

•

holders of Shares individually recorded in DEMB’s shareholders’ register will have an individual recording in New Oak’s shareholders’ register stating the number of non-transferable shares each of them holds in the capital of New Oak; and

•	Oak Sub will be renamed “D.E Master Blenders 1753 B.V.”.

It is intended that the notarial deed with respect to the Legal Merger will be executed on the first [Business Day] after settlement has taken place with respect to all Shares that have been tendered during the Post-Closing Acceptance Period. The day after the execution of the notarial deed with respect to the Legal Merger, the Legal Merger will become effective by operation of law.

No Dutch dividend withholding tax (dividendbelasting) is due (i) upon a disposal of the Shares under the Legal Merger; and (ii) in respect of the shares received in New Oak as a result of the Legal Merger. The Dutch income tax consequences of the Legal Merger are, in principle, the same as the Dutch income tax consequences of the Offer. However, an exemption from Dutch taxation in respect of any gains realized by the Shareholders upon the disposal of the Shares as a result of the Legal Merger (excluding taxation in respect of any consideration received as a result of the Legal Merger that does not consist of the New Oak Shares) may be available. Reference is made to Section 10.1.6 of the Offer Memorandum.

Description and consequences of the Share Sale

It is intended that no later than one [Business Day] after completion of the Legal Merger, New Oak will sell and transfer the entire issued and outstanding share capital of Oak Sub to the Offeror.

The consideration payable to New Oak for the purchase of the Oak Sub shares by the Offeror will be an amount equal to the product of (i) the Offer Price multiplied by (ii) the total number of shares in the capital of New Oak issued and outstanding immediately prior to completion of the Share Sale, excluding any shares held by New Oak in its own capital, without interest (the Consideration).

A portion of the Consideration equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares held by the Offeror and its Affiliates immediately prior to completion of the Share Sale shall be paid by means of a loan note (the Note). The remainder of the Consideration will be paid in cash (the Cash Consideration). The Cash Consideration will be used to fund the payment in cash of the liquidation distribution to each New Oak Shareholder, other than the Offeror, in connection with the Liquidation. The Note will be used to fund the payment by means of set-off of the advance liquidation distribution to the Offeror in connection with the Liquidation.

The structure chart below highlights the structure of the Share Sale.

The agreement pursuant to which the Share Sale will be effected will contain no representation, warranties or indemnities by New Oak in favor of the Offeror, other than with respect to title, authority and capacity.

Following completion of the Share Sale, New Oak Shareholders will be shareholders in a company without any assets or liabilities, other than an amount equal to, the Cash Consideration and the Note and its paid-up capital.

Description and consequences of the Liquidation

Prior to the date of the Legal Merger, the Offeror as sole shareholder of New Oak will resolve to dissolve and liquidate New Oak in accordance with section 2:19 of the Dutch Civil Code upon completion of the Share Sale.

Upon completion of the Share Sale, the Liquidation will be commenced by the Liquidator and the Liquidator has agreed to, as soon as practicably possible after the Liquidation becomes effective, arrange for one or more advance liquidation distributions to the New Oak Shareholders, whereby the initial advance liquidation distribution is intended to take place on or about the date of completion of the Share Sale and result in a payment per share in the capital of New Oak equal to the Offer Price, without any interest and subject to withholding and other taxes.

The Cash Consideration will be used to fund the payment in cash of the advance liquidation distribution to each New Oak Shareholder, other than the Offeror, in connection with the Liquidation. The Note will be used to fund the payment by means of set-off of the advance liquidation distribution to the Offeror in connection with the Liquidation.

The structure chart below highlights the structure of the Liquidation.

On the basis of the Tax Ruling issued by the Dutch tax authorities, generally the amount of Dutch dividend withholding tax in respect of the Liquidation Distribution per New Oak Share would be approximately EUR 0.436 (15% of EUR 2.909, being the excess of the Liquidation Distribution per New Oak Share in the amount of the Offer Price of EUR 12.50 over the average paid-in capital as recognized for Dutch dividend withholding tax purposes of EUR 9.591 per New Oak Share), which is approximately 3.5% of the Offer Price. The Dutch income tax consequences of the Post-Closing Merger and Liquidation are in principle the same as the Dutch income tax consequences of the Offer. Reference is made to Section 10.1.6 of the Offer Memorandum).

Although it is intended that the Liquidator will make one single advance liquidation payment of an amount equal to the Offer Price per share held by a New Oak Shareholder, the Liquidator may delay all or part of the payment as a result of material unforeseen circumstances.

Once the final distribution, if any, has occurred, New Oak will be effectively liquidated and will cease to exist by operation of law. Subject to DEMB (i) filing the Merger Proposal and convening the Merger EGM or (ii) adding the agenda item(s) for the Merger EGM to the agenda for the EGM, each of Acorn Holdings, the Offeror and Oak Sub has provided a customary indemnification to each current and future member of the Board of DEMB or its legal successor(s) and each of their respective employees and officers in connection with the contemplated Post-Closing Merger and Liquidation.

8.	RECOMMENDATION

Since the initial expression of interest from the JAB Investor Group, a transaction committee consisting of Norman Sorensen and Rob Zwartendijk (both non-executive members of the Board), Jan Bennink (CEO ad interim), Michel Cup (CFO), Tom Hansson (Head of Strategy) and Onno van Klinken (General Counsel and Corporate Secretary) was formed and, together with all key external professional financial and legal advisers, they have conducted telephone meetings and in-person meetings on a very frequent basis to discuss the intended Offer.

The Board has held various meetings with and without the CEO ad interim or members of the executive committee being present. The decision to enter into the conditional agreement for the intended Offer was made by the full Board after ample deliberation including consultation with its key advisers.

In addition, based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with their respective fairness opinions and as set forth therein, (i) Lazard issued a fairness opinion to the Board to the effect that, as of 12 April 2013, the amount in cash equal to EUR 12.50 per Share to be paid in connection with the Offer was fair, from a financial point of view, to the holders of the Shares other than the Offeror or any of its affiliates, and (ii) Goldman Sachs issued a fairness opinion to the Board to the effect that, as of 12 April 2013, the EUR 12.50 per Share in cash to be paid to the holders (other than the Offeror and its affiliates) of Shares pursuant to the merger protocol was fair from a financial point of view to such holders of Shares.

Subject to a Superior Offer, and after having given due and careful consideration to the strategic rationale and the financial and social aspects and consequences of the proposed transaction, the Board has reached the conclusion that, taking into account the current circumstances, the Offer as contemplated in the Offer Memorandum provides a fair price to its Shareholders and is in the best interests of the Company and all its stakeholders.

With reference to the above, and without prejudice to the terms and conditions of the Offer Memorandum, the Board fully supports and unanimously recommends the Offer for acceptance to the Shareholders (the Recommendation).

Board of D.E Master Blenders 1753 N.V.

Mr N.R. Sorensen (non-executive director and chairman of the Board)

Mr J. Bennink (CEO ad interim and non-executive director)

Ms S.E. Taylor (non-executive director)

Ms M.M.M. Corrales (non-executive director)

Mr A. Illy (non-executive director)

Mr R. Zwartendijk (non-executive director)

Ms G.J.M. Picaud (non-executive director)

9.	FAIRNESS OPINION LAZARD

Lazard B.V. (Lazard) is acting as lead financial advisor to D.E Master Blenders 1753 N.V. (DEMB) in connection with the expected launch of the public offer (the Offer) by Oak Leaf B.V. (the Offeror) for all of the issued and outstanding ordinary shares of DEMB. As part of that engagement, DEMB’s board of directors requested that Lazard evaluate the fairness, from a financial point of view, of the EUR 12.50 in cash per outstanding ordinary share offer price (the Offer Price) to be paid to the holders of ordinary shares of DEMB other than the Offeror or any of its affiliates. At a meeting of DEMB’s board of directors held on 7 April 2013 to evaluate the Offer, Lazard delivered an oral opinion, confirmed by delivery of a written opinion dated 12 April 2013 (the Lazard Opinion Effective Date), to DEMB’s board of directors to the effect that, as of the Lazard Opinion Effective Date and based upon and subject to certain assumptions, factors and qualifications set forth therein, the Offer Price was fair, from a financial point of view, to the holders of ordinary shares of DEMB, other than the Offeror or any of its affiliates.

The full text of Lazard’s opinion, which set forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is contained in Schedule 1. Lazard’s opinion was provided for the benefit of DEMB’s board of directors (in its capacity as such) in connection with, and for the purposes of its consideration, in its sole independence of judgment, of the Offer. Lazard’s opinion addresses only the fairness, from a financial point of view, of the Offer Price to be paid in connection with the Offer to the holders of ordinary shares of DEMB, other than the Offeror or any of its affiliates, and does not address any other aspect or implication of the Offer, including, without limitation, any legal, tax, regulatory or accounting matters. Lazard’s opinion does not address the relative merits of the Offer as compared to alternative transactions or strategies that might be available to DEMB or the merits of the underlying decision by DEMB to engage in the Offer. In connection with Lazard’s engagement, Lazard was not requested to, and did not, solicit indications of interest from third parties regarding a potential transaction with DEMB. Lazard’s opinion was not intended to and does not constitute a recommendation to any person as to whether such person should tender ordinary shares of DEMB pursuant to the Offer or as to how any shareholder of DEMB should vote or act with respect to the Offer or any matter relating thereto.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the Lazard Opinion Effective Date. Events occurring after the Lazard Opinion Effective Date (including changes in laws and regulations) may affect the opinion and the assumptions used in preparing it, and Lazard has not assumed any obligation to update, revise or reaffirm its opinion. Lazard did not express any opinion as to the price at which the ordinary shares of DEMB may trade at any time.

In connection with its opinion, Lazard:

•

reviewed the financial terms and conditions of the Offer as set forth in a draft merger protocol into which DEMB, the Offeror and Acorn Holdings B.V. intended to enter, dated as of 12 April 2013 (Merger Protocol);

•	reviewed certain historical business and financial information relating to DEMB;

•	reviewed various financial forecasts and other data provided to Lazard by DEMB relating to its business and extrapolations thereto approved for Lazard’s use by senior management of DEMB;

•	held discussions with members of the senior management of DEMB with respect to the business and prospects of DEMB;

•	reviewed public information with respect to DEMB, including research analyst reports relating to the future financial performance of DEMB;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of DEMB;

•	reviewed the financial terms of certain transactions involving companies in lines of businesses Lazard believed to be generally relevant in evaluating the business of DEMB;

•	reviewed the historical stock prices and trading volumes of the ordinary shares of DEMB; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

In preparing its opinion, Lazard assumed and relied upon, without independent verification, the accuracy and completeness of all of the foregoing information, including, without limitation, all the financial and other information and reports provided, and all representations made, to Lazard by DEMB. Lazard did not undertake any independent investigation or appraisal of such information, reports or representations. Lazard did not provide, obtain or review on DEMB’s behalf any specialist advice, including but not limited to, legal, accounting, actuarial, environmental, information technology or tax advice, and accordingly Lazard’s opinion did not take into account the possible implications of any such specialist advice.

Lazard assumed that the valuation of assets (including all plant and equipment) and liabilities and the profit and cash flow forecasts, including future capital expenditure projections made by the management of DEMB were fair and reasonable. Lazard did not independently value or appraise any of the assets or liabilities (contingent or otherwise) of DEMB or conduct any valuation or appraisal concerning the solvency or fair value of DEMB. With respect to the financial forecasts and projections (including the extrapolations thereto) utilized in Lazard’s analyses, Lazard assumed, with DEMB’s consent, that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of DEMB as to the expected future results of operations and financial condition of DEMB. Lazard assumed no responsibility for and expressed no view as to such forecasts or projections or the assumptions on which they are based.

In preparing its opinion, Lazard assumed that the Offer would be consummated on the terms and subject to the conditions described in the Merger Protocol without any waiver or modification of any of its terms or conditions the effect of which would be in any way meaningful to its analysis. Lazard also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Offer would not have any adverse effect on DEMB or the Offer in any way meaningful to its analysis.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of DEMB. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to DEMB, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty and none of DEMB, Lazard or any other person assumes responsibility if future results are materially different from those forecast.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before 5 April 2013 and is not necessarily indicative of current market conditions.

Summary of Lazard Financial Analyses

Comparable Companies Analysis

Lazard reviewed and analyzed selected diversified food and beverage companies and selected companies with significant presence in the coffee market that it believed to be generally relevant in evaluating DEMB’s business, based on Lazard’s knowledge of such companies. In performing these analyses, Lazard reviewed and analyzed publicly available financial information relating to the selected comparable companies and compared such information to the corresponding information for DEMB based on DEMB management forecasts. Specifically, Lazard compared DEMB to the following nine companies (the selected companies):

Selected Diversified Food and Beverage Companies

•	Nestlé S.A.

•	The Coca-Cola Company

•	PepsiCo, Inc.

•	Unilever N.V.

•	Mondelēz International, Inc.

•	Danone S.A.

Selected Coffee Companies

•	The J.M. Smucker Company

•	Green Mountain Coffee Roasters, Inc.

•	Strauss Group Ltd.

Although none of the selected companies is directly comparable to DEMB, the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, profitability, maturity of business and size and scale of business, that, for purposes of its analysis, Lazard believed to be generally relevant in evaluating DEMB’s business, based on Lazard’s knowledge of such selected companies.

In addition, although Lazard concluded that they were not generally relevant in evaluating DEMB’s business, Lazard considered the following companies as additional reference points:

•	The Hershey Company

•	Mead Johnson Nutrition Company

•	Chocoladefabriken Lindt & Sprüngli AG

Lazard calculated and compared various financial multiples and ratios of each of the selected companies, including, among other things:

•

the ratio of each selected company’s enterprise value, calculated as the market capitalization of each company (based on each selected company’s closing share price as of 5 April 2013 and fully-diluted share count as of latest available public filing), plus short- and long-term debt and minority interests and less cash, cash equivalents, marketable securities, equity-method investments and assets held for sale, each as of the latest available public filing, to its calendar year 2013 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as “EBITDA”;

•	the ratio of each selected company’s 5 April 2013 closing share price to its calendar year 2013 estimated earnings per share, such ratio commonly referred to as “P/E.”

Financial data for the selected companies were based on publicly available research analysts’ estimates as provided by FactSet, public filings and other publicly available information.

The results of these analyses were as follows:

	Selected Diversified Food and Beverage Companies		Selected Coffee Companies
	Enterprise Value / EBITDA	P/E	Enterprise Value / EBITDA	P/E
Low	9.9x	17.4x	9.1x	17.7x
Mean	11.4x	18.4x	9.4x	19.1x
Median	11.3x	18.6x	9.3x	18.3x
High	12.5x	19.2x	9.8x	21.4x

Based on the foregoing and its professional judgment, Lazard applied enterprise value to EBITDA multiples of 10.0x and 12.0x to DEMB’s calendar year 2013 estimated EBITDA to calculate an implied equity value per share range, in each case using calendar year 2013 estimated EBITDA from DEMB management projections. The results of the analyses implied an equity value per share range for DEMB of EUR 7.52 to EUR 9.10.

Additionally, Lazard applied P/E multiples of 18.0x and 20.0x to DEMB’s calendar year 2013 estimated net income, as reflected in DEMB management projections. The results of the analyses implied an equity value per share range for DEMB of EUR 9.15 to EUR 10.16.

Precedent Transactions Analysis

Lazard reviewed and analyzed certain publicly available financial information of target companies in selected recent precedent merger and acquisition transactions involving companies with significant presence in coffee and tea markets and other food and beverage companies that it believed to be generally relevant in evaluating the Offer, based on Lazard’s knowledge of such transactions. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to the target companies involved in the selected transactions and compared such information to the corresponding information for DEMB.

The selected precedent transactions reviewed were:

Date Announced	Acquiror	Target
Selected Coffee and Tea Companies Precedent Transactions
12/17/2012	JAB Beech Inc.	Caribou Coffee Company, Inc.
11/14/2012	Starbucks Corporation	Teavana Holdings, Inc.
07/23/2012	JAB Beech Inc.	Peet’s Coffee & Tea, Inc.
04/23/2012	UCC Holdings Co., Ltd.	United Coffee Services Schweiz AG
10/24/2011	The J.M. Smucker Company	Sara Lee Corporation (North America Coffee & Tea)
05/16/2011	The J.M. Smucker Company	Rowland Coffee Roasters, Inc.
09/14/2010	Green Mountain Coffee Roasters, Inc.	Van Houtte, Inc.
11/23/2009	Green Mountain Coffee Roasters, Inc.	Diedrich Coffee, Inc.
11/13/2009	Green Mountain Coffee Roasters, Inc.	Timothy’s Coffees of the World, Inc.
09/15/2008	Green Mountain Coffee Roasters, Inc.	Tully’s Coffee Corporation (Wholesale)
06/04/2008	The J.M. Smucker Company	The Folgers Coffee Co.
05/07/2007	Littlejohn & Co., LLC	Van Houtte, Inc.
06/25/2006	Tata Coffee Ltd.	The Eight O’Clock Coffee Company
Selected Other Food and Beverage Companies Precedent Transactions
05/03/2012	Bright Food (Group) Co., Ltd.	Weetabix Limited
05/18/2011	General Mills, Inc.	Yoplait S.A.S.
04/26/2011	Groupe Lactalis S.A.	Parmalat S.p.A.
12/02/2010	PepsiCo, Inc.	Wimm-Bill-Dann Foods OJSC
09/22/2009	Suntory Holdings Limited	Orangina-Schweppes Group
11/09/2009	Kraft Foods Inc.	Cadbury plc
07/09/2007	Danone S.A.	Royal Numico NV
07/03/2007	Kraft Foods Inc.	Danone S.A. (Biscuits and Cereal products business)
10/25/2006	Blackstone Group L.P. & PAI Partners SAS	United Biscuits Limited

Using publicly available information and market data, Lazard both calculated, to the extent possible, and compared, for the target companies, enterprise value as a multiple of EBITDA. In most instances, EBITDA of the target company was for the most recently available twelve months preceding the date on which the relevant transaction was announced. The analyses indicated the following multiples for each of the two categories of precedent transactions:

Enterprise Value / EBITDA
	Selected Coffee and Tea Companies Precedent Transactions	Selected Other Food and Beverage Companies Precedent Transactions
Low	5.5x	8.0x
Mean	12.0x	12.7x
Median	11.5x	12.5x
High	22.2x	21.7x

Based on the foregoing analyses and its professional judgment, Lazard applied enterprise value to EBITDA multiples of 13.0x to 20.0x to DEMB’s calendar year 2012 EBITDA to calculate an implied equity value per share range. The results of the analyses implied an equity value per share range for DEMB of EUR 8.79 to EUR 13.71.

Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the Offer or to DEMB, all of the transactions were chosen because they involve mergers and acquisitions of companies that Lazard believed to be generally relevant in evaluating DEMB’s business, based on Lazard’s knowledge of such transactions and companies.

Discounted Cash Flow Analysis

Based on DEMB management projections and extrapolations thereto approved for Lazard’s use by senior management of DEMB and guidance provided by DEMB, Lazard performed a discounted cash flow analysis of DEMB. Lazard calculated the present value of projected standalone, unlevered, after-tax free cash flows for DEMB during the calendar years ended 31 December 2013 through 31 December 2022, based on DEMB management projections and extrapolations thereto approved for Lazard’s use by senior management, and calculated terminal values in calendar year 2022 using a perpetuity growth model. The discount rate used by Lazard for present value calculation ranged from 7.0% to 8.0%, reflecting estimates of the weighted average cost of capital (WACC) for DEMB. DEMB’s WACC was derived in part from the Capital Asset Pricing Model (CAPM) methodology. In the CAPM methodology, Lazard took into account the equity volatility of selected comparable companies, the Dutch 10-year government bond and a market risk premium. The present value of the terminal values in calendar year 2022 were calculated by applying a perpetual growth rate of 2.0% to DEMB’s calendar year 2022 estimated free cash flow, based on DEMB management projections and extrapolations thereto approved for Lazard’s use by senior management of DEMB, and a discount rate ranging from 7.0% to 8.0%, implying terminal values equivalent to multiples of calendar year estimated 2022 EBITDA of 10.3x to 12.4x (in line with the multiple range used in the comparable companies analysis above). The results of these analyses implied an equity value per share range for DEMB of EUR 10.77 to EUR 13.24.

Additional Analyses of DEMB

The analyses and data described below were carried out for informational purposes only and were not material to the rendering of Lazard’s opinion.

Trading Range Since Spin-off

Lazard reviewed the historical price performance of DEMB’s ordinary shares for the period from 12 June 2012, the date on which DEMB’s ordinary shares commenced trading on an as if and when issued basis, through 27 March 2013, the last trading day before DEMB’s public announcement that it was in negotiations with JAB (as defined on the cover page of this Position Statement) regarding a potential public offer for all DEMB’s issued and outstanding ordinary shares. During this period, the closing trading price of DEMB’s ordinary shares ranged from approximately EUR 8.24 to EUR 10.00 per ordinary share of DEMB and the intraday trading price of DEMB’s ordinary shares ranged from approximately EUR 7.75 to EUR 10.78 per ordinary share of DEMB.

Analyst Target Price

Lazard reviewed certain research equity analyst per ordinary share target prices for DEMB’s ordinary shares, which ranged from EUR 8.00 to EUR 12.00 per ordinary share of DEMB.

Premium Paid Analysis

Lazard performed a premiums paid analysis based on premiums paid in certain Dutch public offer transactions since 2004 with a transaction value in excess of EUR 1.0 billion.

The implied premiums in this analysis were calculated by comparing the per share acquisition price to the target company’s closing share price both one day and one month prior to the announcement of the relevant transaction (except, to the extent identified, when a target company’s closing share price on such date was subject to pre-announcement media speculation, in which case the premiums reviewed were those calculated on an undisturbed basis). With respect to the closing share prices one day and one month prior to the announcement of the relevant transaction, the median of premiums was 37.0% and 39.0%, respectively, and the mean of premiums was 44.0% and 43.0%, respectively.

Based on the foregoing analyses and its professional judgment, Lazard applied a range of premiums based on these transactions of 30.0% to 40.0% to the corresponding closing ordinary share price for DEMB as of 27 March 2013, the last trading day before DEMB’s public announcement that it was in negotiations with JAB regarding a potential public offer for all DEMB’s issued and outstanding ordinary shares. The results of the analyses implied an equity value per ordinary share range for DEMB of EUR 12.49 to EUR 13.45.

Present Value of Hypothetical Future Share Prices Analysis

Based on DEMB management projections, Lazard performed an illustrative analysis of the present values of the hypothetical future ordinary share prices of DEMB. Lazard first calculated the implied future ordinary share prices of DEMB as of 27 March 2016 by applying forward calendar year 2013 estimated P/E multiples ranging between 19.4x and 21.4x (an illustrative range based on certain research equity analysts’ estimates of DEMB’s calendar year 2013 net income) to DEMB’s calendar year 2016 estimated net income, as reflected in DEMB management projections. Lazard then calculated the implied range of ordinary share prices of DEMB as of 27 March 2016 and discounted that range to 27 March 2013, the last trading day before DEMB’s public announcement that it was in negotiations with JAB regarding a potential public offer for all DEMB’s issued and outstanding ordinary shares. Lazard used a discount rate range of 8.0% to 9.0%, reflecting an illustrative estimated range of DEMB’s cost of equity. The result of the analyses implied an equity value per ordinary share range for DEMB of EUR 10.05 to EUR 11.40.

Miscellaneous

As described above, Lazard’s opinion was one of many factors taken into consideration by the DEMB’s board of directors in making the determination to recommend the Offer. Consequently, the analyses described above should not be viewed as determinative of the opinion of DEMB’s board of directors. The Offer Price was determined through arms-length negotiations between DEMB and the Offeror and was approved by DEMB’s board of directors. Lazard provided advice to DEMB during these negotiations. Lazard did not, however, recommend any specific amount of consideration to DEMB’s board of directors or that the Offer Price constituted the only appropriate consideration for the Offer.

Pursuant to a letter agreement dated 14 February 2013, DEMB engaged Lazard to act as its lead financial advisor in connection with the Offer. Pursuant to the terms of this engagement letter, DEMB has agreed to pay Lazard a transaction fee in the amount of 0.16% of the aggregate consideration (as defined in Lazard’s engagement letter) paid in connection with the Offer, EUR 1,000,000 of which was payable on delivery of Lazard’s opinion and the remainder of which is payable on completion of the Offer. DEMB, at its sole discretion, may also pay Lazard a discretionary fee in the amount of 0.02% of the aggregate consideration (as defined in Lazard’s engagement letter) paid in connection with the Offer. In addition, DEMB has agreed to reimburse Lazard’s reasonable expenses, including expenses of legal counsel, in connection with this engagement and to indemnify Lazard and related persons against various liabilities.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard or other companies in the Lazard Group have in the past provided financial advisory services to DEMB and Sara Lee Corporation, have in the past provided and are currently providing financial advisory services to Anheuser-Busch InBev, a company in which parties to the equity commitment letters (collectively, the Investors) (or an affiliate thereof) have interests, and have in the past provided or are currently providing valuation services to three other companies in which affiliates of certain Investors have interests. In addition, in the ordinary course of their respective businesses, Lazard, certain other companies belonging to the Lazard Group, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of the Lazard Group) and their respective affiliates may actively trade shares and other securities of DEMB, the Investors and certain of their respective affiliates for their own account and for the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of DEMB, the Investors and certain of their respective affiliates.

Lazard is part of an internationally recognized investment banking firm providing a full range of financial advisory and securities services. Lazard was selected to act as investment banker to DEMB because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions.

10.	FAIRNESS OPINION GOLDMAN SACHS

Goldman Sachs International (Goldman Sachs) delivered its opinion to the board of directors of D.E Master Blenders 1753 N.V. (DEMB) that, as of 12 April 2013 and based upon and subject to the factors and assumptions set forth therein, the EUR 12.50 per outstanding ordinary share of DEMB in cash (the Consideration) to be paid to the holders (other than the Offeror and its affiliates) of ordinary shares of DEMB pursuant to the Merger Protocol, dated 12 April 2013 (the Merger Protocol), by and between DEMB, Oak Leaf B.V. (the Offeror) and, for purposes of Clause 13.2 thereto only, Acorn Holdings B.V. was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated 12 April 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule 2. Goldman Sachs provided its opinion for the information and assistance of DEMB’s board of directors in connection with its consideration of the transaction contemplated by the Merger Protocol (the Transaction). The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of ordinary shares of DEMB should tender such ordinary shares in the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Protocol;

•	the annual report to shareholders and Annual Report on Form 20-F of DEMB for the fiscal year ended 30 June 2012;

•	Transition Report on Form 20-F of DEMB for the transition period from 1 July 2012 to 31 December 2012;

•

DEMB’s prospectus dated 1 June 2012 relating to the spin-off of DEMB from Sara Lee Corporation (Sara Lee) (now Hillshire Brands Company) in June 2012 (the Spin-off) and listing that became effective on 9 July 2012;

•	the annual reports of Sara Lee for the four fiscal years ended 2 July 2011;

•	certain interim reports to shareholders of DEMB;

•	certain other communications from DEMB to its shareholders;

•	certain publicly available research analyst reports for DEMB; and

•

certain internal financial analyses and forecasts for DEMB prepared by its management (including an extrapolation of such forecasts for the years 2017 to 2022), as approved for Goldman Sachs’ use by DEMB (the Forecasts).

Goldman Sachs also held discussions with members of the senior management of DEMB regarding their assessment of the past and current business operations, financial condition, and future prospects of DEMB; reviewed the reported price and trading activity for the ordinary shares of DEMB; compared certain financial and stock market information for DEMB with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the food and beverage industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with DEMB’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with DEMB’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of DEMB. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of DEMB or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be consummated on the terms set forth in the Merger Protocol, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of DEMB to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to DEMB; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, DEMB or any other alternative transaction. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than the Offeror and its affiliates) of ordinary shares of DEMB, as of the date of the opinion, of the Consideration to be paid to such holders pursuant to the Merger Protocol. Goldman Sachs’ opinion did not express any view on, and did not address, any other term or aspect of the Merger Protocol or Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Protocol or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of DEMB; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of DEMB, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than the Offeror and its affiliates) of ordinary shares of DEMB pursuant to the Merger Protocol or otherwise. Goldman Sachs did not express any opinion as to the prices at which the ordinary shares of DEMB will trade at any time or the impact of the Transaction on the solvency or viability of DEMB or the Offeror or the ability of DEMB or the Offeror to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to DEMB’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before 5 April 2013 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis and Analyst Target Prices.

Goldman Sachs reviewed the historical trading prices and volumes for the ordinary shares of DEMB for the period from 12 June 2012, the date on which DEMB’s ordinary shares commenced trading on a when, as and if issued basis, through 27 March 2013, the last trading day before DEMB’s public announcement that it was in negotiations with JAB (as defined on the cover page of this Position Statement) regarding a potential public offer for all DEMB’s issued and outstanding ordinary shares. In addition, Goldman Sachs analyzed the Consideration to be paid to holders (other than the Offeror and its affiliates) of ordinary shares of DEMB pursuant to the Merger Protocol in relation to the historical trading price of the ordinary shares of DEMB. This analysis indicated that the Consideration to be paid to the holders (other than the Offeror and its affiliates) of ordinary shares of DEMB pursuant to the Merger Protocol represented:

•	a premium of 30.1% to the closing price per ordinary share of DEMB of EUR 9.61 on 27 March 2013;

•	a premium of 33.0% to the volume-weighted average closing price per ordinary share of DEMB of EUR 9.40 over the one-month period ended 27 March 2013;

•	a premium of 36.0% to the volume-weighted average closing price per ordinary share of DEMB of EUR 9.19 over the three-month period ended 27 March 2013;

•	a premium of 35.9% to the volume-weighted average closing price per ordinary share of DEMB of EUR 9.20 over the six-month period ended 27 March 2013;

•	a premium of 36.3% to the volume-weighted average closing price per ordinary share of DEMB of EUR 9.17 over the period from June 12, 2012 through 27 March 2013;

•	a premium of 48.1% to the closing price per ordinary share of DEMB of EUR 8.44 on 28 June 2012 (the last trading day before JAB Holdings B.V. acquired a 12.19% stake in DEMB);

•	a premium of 51.7% to the lowest closing price per ordinary share of DEMB of EUR 8.24 since the date of the Spin-off; and

•	a premium of 25.0% to the highest closing price per ordinary share of DEMB of EUR 10.00 since the date of the Spin-off.

Additionally, Goldman Sachs reviewed certain research equity analyst per ordinary share target prices for DEMB’s ordinary shares, which ranged from EUR 8.00 to EUR 10.00 per ordinary share of DEMB.

Selected Companies Analysis.

Goldman Sachs reviewed and compared certain financial information for DEMB to corresponding financial information, ratios and public market multiples for the following selected publicly traded corporations in the food and beverage industry (collectively referred to as the selected companies):

•	Danone SA;

•	Kellogg Company;

•	Mondelēz International, Inc.;

•	Nestlé S.A.; and

•	Unilever NV

Although none of the selected companies is directly comparable to DEMB, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of DEMB.

With respect to the selected companies, Goldman Sachs calculated the following multiples and compared them to the results of DEMB included in the Forecasts:

•	enterprise value as a multiple of estimated 2013 calendar year earnings before interest, taxes, depreciation and amortization, which we refer to as “EBITDA”;

•	closing share price on 5 April 2013 as a multiple of estimated 2013 earnings per share, which we refer to as the “P/E multiple”;

•	enterprise value as a multiple of estimated 2014 calendar year EBITDA; and

•	2014 P/E multiple.

For purposes of these calculations, Goldman Sachs utilized an equity value for each selected company derived by multiplying the number of fully diluted outstanding shares of such selected company as reported in its most recent filing with the U.S. Securities and Exchange Commission by such selected company’s closing share price on 5 April 2013. By adding the net debt amount (defined as total debt, unfunded pensions and cross-currency swaps, less unrestricted cash and investments in associates) of each selected company as most recently publicly reported by such selected company to the equity value of such selected company derived from the foregoing calculations, Goldman Sachs determined an enterprise value for each selected company. The multiples for the selected companies were calculated using median estimates for each selected company published by the Institutional Brokers’ Estimate System, in each case as of 5 April 2013. The following table presents the results of these calculations for the selected companies:

Selected Companies
	Range	Median

Enterprise Value / 2013 EBITDA	10.2x-12.4x	11.5x

2013 P/E multiple	16.4x-19.3x	18.3x

Enterprise Value / 2014 EBITDA	9.5x-11.5x	10.7x

2014 P/E multiple	15.3x-17.3x	16.9x

Based on its professional judgment and taking into account the range of the selected companies, Goldman Sachs applied illustrative multiples of enterprise value to EBITDA ranging from 10.0x to 13.0x to the estimated 2013 EBITDA for DEMB included in the Forecasts to derive a range of illustrative enterprise values for DEMB. By subtracting DEMB’s net debt (defined as total debt, unfunded pensions and cross-currency swaps, less unrestricted cash and investments in associates) included in the Forecasts from these enterprise values and dividing the results by the total number of ordinary shares of DEMB as of 31 December 2012, as reported by DEMB in a filing with the U.S. Securities and Exchange Commission, Goldman Sachs derived a range of implied value per ordinary share of DEMB from EUR 7.32 to EUR 9.71. Similarly, Goldman Sachs applied illustrative multiples of enterprise value to EBITDA ranging from 9.5x to 12.0x to the estimated 2014 EBITDA for DEMB included in the Forecasts and derived a range of implied value per ordinary share of DEMB from EUR 7.71 to EUR 9.91. Additionally, based on its professional judgment and taking into account the range of the selected companies, Goldman Sachs applied illustrative P/E multiples ranging from 18.0x to 20.0x to the estimated 2013 earnings per share of DEMB included in the Forecasts to derive a range of implied value per ordinary share of DEMB from EUR 9.20 to EUR 10.22. Similarly, Goldman Sachs applied illustrative P/E multiples ranging from 15.0x to 18.0x to the estimated 2014 earnings per share of DEMB included in the Forecasts to derive a range of implied value per ordinary share of DEMB from EUR 7.89 to EUR 9.47.

Illustrative Present Value of Future Share Price Analysis.

Goldman Sachs performed illustrative analyses of the present value of the implied future price per ordinary share of DEMB for the calendar years 2014 through 2016 using one-year forward earnings per share estimates based on the Forecasts for the calendar years 2015 through 2017, respectively. Goldman Sachs first multiplied the respective earnings per share estimates for calendar years 2015 through 2017 included in the Forecasts by one-year forward P/E multiples ranging from 18.3x to 19.3x (an illustrative range based on DEMB’s one-year forward P/E multiple based on its ordinary share price as of 27 March 2013, the last trading day before DEMB’s public announcement that it was in negotiations with JAB regarding a potential public offer for all DEMB’s issued and outstanding ordinary shares, and the Forecasts). Goldman Sachs then calculated the present values of the implied per share future values for DEMB ordinary shares, including anticipated dividends based on guidance received from and as confirmed by DEMB, by discounting the implied per share future values to 31 December 2012, using a discount rate of 8.0%, reflecting an estimate of DEMB’s cost of equity. This analysis resulted in a range of illustrative present values per ordinary share of DEMB of EUR 9.34 to EUR 10.69.

Goldman Sachs also performed illustrative analyses of the present value of the implied future price per ordinary share of DEMB for the calendar years 2014 through 2016 using one-year forward EBITDA estimates based on the Forecasts for the calendar years 2015 through 2017, respectively. Goldman Sachs first calculated illustrative enterprise values by multiplying the respective EBITDA estimates for the calendar years 2015 through 2017 included in the Forecasts by one-year forward enterprise value to EBITDA multiples ranging from 12.4x to 13.4x (an illustrative range based on DEMB’s one-year forward enterprise value to EBITDA multiple based on its ordinary share price as of 27 March 2013, the last trading day before DEMB’s public announcement that it was in negotiations with JAB regarding a potential public offer for all DEMB’s issued and outstanding ordinary shares, and the Forecasts). Goldman Sachs then subtracted the assumed amount of net debt (defined as total debt, unfunded pensions and cross-currency swaps, less unrestricted cash and investments in associates) as of the relevant year-end per the Forecasts from the illustrative enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the ordinary shares of DEMB outstanding per the Forecasts. Goldman Sachs then calculated the present values of the implied per share future values for DEMB ordinary shares, including anticipated dividends based on guidance received from and as confirmed by DEMB, by discounting the implied per share future values to 31 December 2012, using a discount rate of 8.0%, reflecting an estimate of DEMB’s cost of equity. This analysis resulted in a range of illustrative present values per ordinary share of DEMB of EUR 10.26 to EUR 12.52.

Illustrative Discounted Cash Flow Analysis.

Goldman Sachs performed an illustrative discounted cash flow analysis on DEMB using the Forecasts. Goldman Sachs calculated net present values of unlevered free cash flows (calculated as after-tax operating profit plus depreciation and amortization less changes in working capital, less capital expenditures and less other cash costs, such as pension payments) for DEMB for the years 2013 through 2022 per the Forecasts and using discount rates ranging from 7.5% to 8.0%, reflecting an estimate of DEMB’s weighted average cost of capital. Goldman Sachs then calculated the present value of illustrative terminal values in the year 2022 based on perpetuity growth rates ranging from 1.5% to 2.5% and discount rates ranging from 7.5% to 8.0% (which implied terminal values equivalent to multiples of 2022 EBITDA for DEMB ranging from 9.5x to 12.5x). Goldman Sachs then added the net present values of the unlevered free cash flows for the years 2013 through 2022 to the present value of the illustrative terminal value, in each case discounted to 31 December 2012, to derive a range of illustrative implied enterprise values. Goldman Sachs then calculated an illustrative range of present values per ordinary share of DEMB by subtracting DEMB’s net debt amount as of 31 December 2012 (defined as total debt and cross-currency swaps, less unrestricted cash and investments in associates) per the Forecasts, from the illustrative range of implied enterprise values that it derived for DEMB, and divided the results by the number of diluted ordinary shares of DEMB as of 31 December 2012 per the Forecasts. This analysis resulted in a range of illustrative values per ordinary share of DEMB from EUR 10.60 to EUR 13.23.

Precedent Premium Paid Analysis.

Goldman Sachs analyzed the premiums paid in all-cash transactions by financial acquirers announced from January 2008 until December 2012 and completed before 19 March 2013 involving European targets (excluding transactions with undisclosed value, spin-offs, recapitalizations, tender offers, self-tender offers, repurchases, exchange offers, acquisitions of remaining interest and privatization transactions), in which the aggregate consideration paid exceeded USD 1.0 billion and stake acquired exceeded 50.0% of the shares, based on Thomson Reuters. Goldman Sachs analyzed the premiums based on the consideration paid in the relevant transaction relative to the closing price of the target’s common stock one trading day and four weeks prior to the announcement of the relevant transaction. For the selected transactions, Goldman Sachs calculated an average premium of 20.6% relative to the closing price of the targets’ common stock one trading day prior to announcement of the relevant transaction and an average premium of 34.5% relative to the closing price of the targets’ common stock four weeks prior to the announcement of the relevant transaction. Based on its professional judgment and taking into account the average premiums described above, Goldman Sachs applied illustrative premiums ranging from 20.0% to 35.0% to the closing price of DEMB ordinary shares on 27 March 2013, the last trading day before DEMB’s public announcement that it was in negotiations with JAB regarding a potential public offer for all DEMB’s issued and outstanding ordinary shares, resulting in a range of illustrative values per ordinary share of DEMB from EUR 11.53 to EUR 12.97.

Selected Transactions Analysis.

Goldman Sachs analyzed certain information relating to the following selected transactions in the food and beverage industry since 2007 with a transaction value in excess of EUR 4.0 billion:

Acquiror	Target	Date Announced

Berkshire Hathaway Inc.; 3G Capital, Inc.	H.J. Heinz Company	02/14/2013	(1)

PepsiCo, Inc.	Wimm-Bill-Dann Foods OJSC	12/02/2010

Kraft Foods Inc.	Cadbury plc	09/07/2009

Mars, Incorporated	Wm. Wrigley Jr. Company	04/28/2008

(1)	Transaction is pending.

While none of the businesses or companies that participated in these selected transactions is directly comparable to DEMB and none of the transactions in these selected transactions analysis is directly comparable to the Transaction, the transactions are of similar size to the Transaction and the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to DEMB.

For each of the selected transactions, Goldman Sachs calculated and compared the enterprise value of the target company based on the announced transaction price as a multiple of EBITDA of the target company for the latest twelve-month (which we refer to as LTM) period ended prior to the announcement of the transaction. For purposes of this analysis, the target companies’ enterprise values were obtained from publicly available information in relation to the respective transaction. The following table presents the results of this analysis:

Selected Transactions
Enterprise Value as a Multiple of:	Range	Median

LTM EBITDA	13.0x-18.5x	15.1x

Based on this range of illustrative EV / LTM EBITDA multiples, this analysis resulted in a range of illustrative values per ordinary share of DEMB from EUR 8.59 to EUR 12.51.

Illustrative Leveraged Buyout Analysis.

Goldman performed an illustrative leveraged buyout analysis using the Forecasts and publicly available historical information. In performing the illustrative leveraged buyout analysis, Goldman assumed a hypothetical financial buyer targeting an internal rate of return ranging from 20.0% to 25.0% on its equity investment in DEMB and debt financing consisting of EUR 3.0 billion of term debt and senior secured and unsecured notes with an assumed annual blended interest rate of 7.0%. Based on a range of illustrative one year forward exit EBITDA multiples of 10.0x to 13.0x for the assumed exit at the end of 2017, which reflect multiples at which a hypothetical financial buyer might exit its investment, this analysis resulted in a range of illustrative values per ordinary share of DEMB from EUR 7.14 to EUR 9.42.

General.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to DEMB or the Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to DEMB’s board of directors as to the fairness from a financial point of view of the holders (other than the Offeror and its affiliates) of ordinary shares of DEMB, as of the date of the opinion, of the Consideration to be paid to such holders pursuant to the Merger Protocol. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of DEMB, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arm’s-length negotiations between DEMB and the Offeror and was approved by DEMB’s board of directors. Goldman Sachs provided advice to DEMB during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to DEMB or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to DEMB’s board of directors was one of many factors taken into consideration by DEMB’s board of directors in making its determination to approve the Merger Protocol. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Schedule 2.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of DEMB, the Offeror, any of their respective affiliates and third parties, including parties to the equity commitment letters (collectively, the Investors) and their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the Transaction for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to DEMB in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain investment banking services to DEMB and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to Sara Lee in connection with the sale of its Shoe Care business in April 2011 and its North American Refrigerated Dough business in October 2011, as dealer manager with respect to the tender offer for Sara Lee’s 6 1/8% Notes due 2032 and 4.10% Notes due 2020 (combined aggregate principal amount of USD 470,000,000) in April 2012, as co-agent with respect to DEMB’s five year revolving credit facility in May 2012, as co-agent with respect to two senior unsecured interim loan agreements provided to DEMB and DEMB International B.V., a subsidiary of DEMB, in June 2012, and as financial advisor to Sara Lee in connection with the Spin-off. Goldman Sachs may also in the future provide investment banking services to DEMB, the Offeror and their respective affiliates, including the Investors and their respective affiliates and portfolio companies, for which the Investment Banking Division of Goldman Sachs may receive compensation.

DEMB’s board of directors selected Goldman Sachs as one of its financial advisors because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated 14 February 2013, DEMB engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, DEMB has agreed to pay Goldman Sachs a transaction fee in the amount of 0.13% of the aggregate consideration (as defined in Goldman Sachs’ engagement letter) paid in connection with the Offer, together with an additional minimum discretionary fee in the amount of at least 0.02% of the aggregate consideration (as defined in Goldman Sachs’ engagement letter) paid in connection with the Offer (any amount above the minimum discretionary fee being at DEMB’s sole discretion) (together, the “Transaction Fee”). 25% of the Transaction Fee was payable upon announcement of the Transaction, and the remainder is contingent upon the Offer becoming, or being declared, wholly unconditional. In addition, DEMB has agreed to reimburse Goldman Sachs for certain of its expenses arising, and to indemnify Goldman Sachs against various liabilities that may arise, out of its engagement.

11.	AGENDA EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

[This paragraph will include the agenda of the EMG including the explanatory notes to the agenda.]

SCHEDULE 1

FULL TEXT FAIRNESS OPINION LAZARD

LAZARD B.V. Rembrandt Tower 28th Floor Amstelplein 1 1096HA Amsterdam
D.E MASTER BLENDERS 1753 N.V. OOSTERDOKSSTRAAT 80 1011 DK AMSTERDAM THE NETHERLANDS ATTN: THE BOARD OF DIRECTORS	SHARE CAPITAL: € 25,000 KVK NO: 33241304 VAT NO: NL0013.93.005.B01 SWITCHBOARD +31 (0)20 561 1160 FAX +31 (0)20 5611150

12 APRIL 2013

Dear Members of the Board:

We understand that D.E Master Blenders 1753 N.V. (the “Company”) and Oak Leaf B.V. (the “Offeror”), which is directly or indirectly owned by parties to the Equity Commitment Letters (as defined in the Merger Protocol (as defined below)) (the “Investors”), intend to enter into a merger protocol, a draft of which, dated as of the date hereof, was provided to us (the “Merger Protocol”) setting forth the terms and conditions pursuant to which the Offeror expects to launch a public offer (the “Offer” or the “Transaction”) for all of the issued and outstanding ordinary shares, each with a nominal value of Euro 0.12, in the capital of the Company (individually, a “Share” and collectively, the “Shares”) other than the Shares held by the Offeror or any of its affiliates (the “Excluded Shareholders”), for an amount in cash equal to Euro 12.50 per Share (the “Consideration”).

While certain provisions of the Transaction are summarized herein, the terms and conditions of the Transaction are more fully set forth in the Merger Protocol.

You have requested the opinion of Lazard B.V. (“Lazard”) as of the date hereof as to the fairness, from a financial point of view, to the holders of the Shares other than the Excluded Shareholders of the Consideration to be paid in connection with the Offer.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Transaction as set forth in the Merger Protocol;

(ii)	Reviewed certain historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to its business and extrapolations thereto approved for our use by senior management of the Company;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)	Reviewed public information with respect to the Company, including research analyst reports relating to the future financial performance of the Company;

(vi)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed the financial terms of certain transactions involving companies in lines of businesses we believe to be generally relevant in evaluating the business of the Company;

(viii)	Reviewed the historical stock prices and trading volumes of the Shares; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

In preparing this opinion we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the foregoing information, including, without limitation, all the financial and other information and reports provided, and all representations made, to us by the Company. We have not undertaken any independent investigation or appraisal of such information, reports or representations. We have not provided, obtained or reviewed on your behalf any specialist advice, including but not limited to, legal, accounting, actuarial, environmental, information technology or tax advice, and accordingly our opinion does not take into account the possible implications of any such specialist advice.

We have assumed that the valuation of assets (including all plant and equipment) and liabilities and the profit and cash flow forecasts, including future capital expenditure projections made by the management of the Company are fair and reasonable. We have not independently valued or appraised any of the assets or liabilities (contingent or otherwise) of the Company or conducted any valuation or appraisal concerning the solvency or fair value of the Company. With respect to the financial forecasts and projections utilized in our analyses, we have assumed, with the Company’s consent, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We assume no responsibility for and express no view as to such forecasts or projections or the assumptions on which they are based.

In preparing our opinion, we have assumed that the Transaction will be consummated on the terms and subject to the conditions described in the Merger Protocol without any waiver or modification of any of its terms or conditions the effect of which would be in any way meaningful to our analysis. We have also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will not have any adverse effect on the Company or the Transaction in any way meaningful to our analysis.

Further, our opinion is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof (including changes in the laws and regulations) may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. We do not express any opinion as to the price at which the Shares may trade at any time.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the remainder of which is payable on completion of the Transaction. Lazard or other companies in the Lazard Group have in the past provided financial advisory services to the Company and Sara Lee Corporation, have in the past provided and are currently providing financial advisory services to Anheuser-Busch InBev, a company in which an Investor (or an affiliate thereof) has interests, and have in the past provided or are currently providing valuation services to three other companies in which affiliates of certain Investors have interests. In addition, in the ordinary course of their respective businesses, Lazard, certain other companies belonging to the Lazard Group, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of the Lazard Group) and their respective affiliates may actively trade shares and other securities of the Company, the Investors and certain of their respective affiliates for their own account and for the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, the Investors and certain of their respective affiliates.

This opinion is for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the purposes of its consideration, in its sole independence of judgment, of the Transaction. This opinion addresses only the fairness, from a financial point of view, of the Consideration to be paid in connection with the Offer to the holders of the Shares other than the Excluded Shareholders, and does not address any other aspect or implication of the Transaction, including, without limitation, any legal, tax, regulatory or accounting matters. This opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company or the merits of the underlying decision by the Company to engage in the Transaction. In connection with our engagement, we were not requested to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company. This opinion is not intended to and does not constitute a recommendation to any person as to whether such person should tender Shares pursuant to the Offer or as to how any shareholder of the Company should vote or act with respect to the Transaction or any matter relating thereto.

This opinion is confidential and may not be used or relied upon, or disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever without our prior written authorization or except as agreed pursuant to the engagement letter entered into between the Company and Lazard and dated as of February 14, 2013.

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion may be delivered they are provided only for ease of reference, have no legal effect and we make no representation as to (and accept no liability in respect of) the accuracy of any such translation.

This letter shall be governed by and construed in accordance with Dutch law.

Based on and subject to the foregoing, we are of the opinion, as of the date hereof, that the Consideration to be paid in connection with the Offer is fair, from a financial point of view, to the holders of the Shares other than the Excluded Shareholders.

Very truly yours,

LAZARD B.V.

/s/ Wouter Han

SCHEDULE 2

FULL TEXT FAIRNESS OPINION GOLDMAN SACHS

Goldman Sachs International  |  Peterborough Court  |  133 Fleet Street  |  London EC4A 2BB  |  Tel: 020 7774 1000

Authorised and regulated by the Financial Services Authority

PERSONAL AND CONFIDENTIAL

12 April 2013

Board of Directors

D.E Master Blenders 1753 N.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Oak Leaf B.V. (the “Offeror”) and its affiliates) of the outstanding ordinary shares, with a nominal value of €0.12 per share (the “Shares”), of D.E Master Blenders 1753 N.V. (the “Company”) of the €12.50 per Share in cash (the “Consideration”) to be paid to such holders in the Offer (as defined below) pursuant to the Merger Protocol, dated 12 April 2013 (the “Agreement”), by and between the Offeror and the Company. The Agreement provides for a recommended public offer (openbaar bod) for all the Shares not already owned by the Offeror (the “Offer”) pursuant to which the Offeror will pay the Consideration for each Share accepted.

Goldman Sachs International and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs International and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, the Offeror, any of their respective affiliates and third parties, including parties to the Equity Commitment Letters (as defined in the Agreement) (collectively, the “Investors”) and their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman Sachs International and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon the Offer becoming, or being declared, unconditional, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Sara Lee Corporation (“Sara Lee”) (now Hillshire Brands Company) in connection with the sale of it Shoe Care business in April 2011 and its North American Refrigerated Dough business in October 2011, as dealer manager with respect to the tender offer for Sara Lee’s 6 1/8% Notes due 2032 and 4.10% Notes due 2020 (combined aggregate principal amount of $470,000,000) in April 2012, as co-agent with respect to the Company’s five year revolving credit facility in May 2012, as co-agent with respect to two senior unsecured interim loan agreements provided to the Company and DEMB International B.V., a subsidiary of the Company, in June 2012, and as financial advisor to Sara Lee in connection with the spin-off of the Company from Sara Lee in June 2012 (the “Spin-off”). We may also in the future provide investment banking services to the Company, the Offeror and their respective affiliates, including the Investors and their respective affiliates and portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs International also may have co-invested with the Investors from time to time and may have invested in limited partnership units of affiliates of the Investors from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; the annual report to shareholders and Annual Report on Form 20-F of the Company for the fiscal year ended 30 June 2012; Transition Report on Form 20-F of the Company for the transition period from 1 July 2012 to 31 December 2012; the Company’s prospectus dated 1 June 2012 relating to the Spin-off and listing that became effective on 9 July 2012; the annual reports of Sara Lee for the four fiscal years ended 2 July 2011; certain interim reports to shareholders of the Company; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the food and beverage industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than the Offeror and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than the Offeror and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or the impact of the Transaction on the solvency or viability of the Company or the Offeror or the ability of the Company or the Offeror to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs International.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than the Offeror and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders of Shares.

Very truly yours,

GOLDMAN SACHS INTERNATIONAL

/s/ Gilberto Pozzi
Managing Director